Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2016 and June 30, 2016 and for the six-month periods ended December 31, 2016 and 2015

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 84, beginning on July 1, 2016

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies.

Stock: 501,642,804 common shares

Common Stock subscribed, issued and paid up (millions of Ps.): 502

Parent Company: Inversiones Financieras del Sur S.A.

Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay

Parent Company Activity: Investment

Ownership interest: 155,206,137 shares

Voting stock: 30.94%

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (*)	502

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Index

Glossary of terms
Unaudited Condensed Interim Consolidated Statements of Financial Position
Unaudited Condensed Interim Consolidated Statements of Income / (Operations)
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income / (Operations)
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited Condensed Interim Consolidated Statements of Cash Flows
Notes to the Unaudited Condensed Interim Consolidated Financial Statements:
Note 1 – The Group’s business and general information
Note 2 – Summary of significant accounting policies
Note 3 – Seasonal effects on operations
Note 4 – Acquisitions and disposals
Note 5 – Financial risk management and fair value estimates
Note 6 – Segment information
Note 7 – Information about the main subsidiaries
Note 8 – Investments in joint ventures
Note 9 – Investments in associates
Note 10 – Investment properties
Note 11 – Property, plant and equipment
Note 12 – Trading properties
Note 13 – Intangible assets
Note 14 – Biological assets
Note 15 – Inventories
Note 16 – Financial instruments by category
Note 17 – Trade and other receivables
Note 18 – Cash flow information
Note 19 – Shareholder’s Equity
Note 20 – Trade and other payables
Note 21 – Provisions
Note 22 – Borrowings
Note 23 – Taxation
Note 24 – Revenues
Note 25 – Costs
Note 26 – Expenses by nature
Note 27 – Other operating results, net
Note 28 – Financial results, net
Note 29 – Related parties transactions
Note 30 – CNV General Resolution N° 622
Note 31 – Cost of sales and services provided
Note 32 – Foreign currency assets and liabilities
Note 33 – Groups of assets and liabilities held for sale
Note 34 – Result from discontinued operations
Note 35 – CNV Resolution N° 629/14 – Storage of documentation
Note 36 – Subsequent Events

Review report on the Unaudited Condensed Consolidated Financial Statements

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You (Note 3.A.a)
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2016
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
Indarsa	Inversora Dársena Norte S.A.
IRSA	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
NFSA	Nuevas Fronteras S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	06.30.16
ASSETS
Non-current assets
Investment properties	10	52,914	49,766
Property, plant and equipment	11	26,233	26,392
Trading properties	12	3,746	4,472
Intangible assets	13	11,353	11,814
Biological assets	14	528	497
Investments in joint ventures and associates	8, 9	6,071	16,534
Deferred income tax assets	23	2,108	1,655
Income tax credit		176	173
Restricted assets	16	112	129
Trade and other receivables	17	4,161	3,773
Financial assets held for sale	16	3,351	3,346
Investment in financial assets	16	2,307	2,226
Derivative financial instruments	16	4	8
Employee benefits		4	4
Total non-current assets		113,068	120,789
Current assets
Trading properties	12	805	241
Biological assets	14	641	552
Inventories	15	3,906	3,900
Restricted assets	16	1,228	748
Income tax credit		164	541
Financial assets held for sale	16	2,792	1,256
Groups of assets held for sale	33	2,900	-
Trade and other receivables	17	16,027	14,158
Investment in financial assets	16	8,943	9,673
Derivative financial instruments	16	41	53
Cash and cash equivalents	16	24,038	14,096
Total current assets		61,485	45,218
TOTAL ASSETS		174,553	166,007
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		499	495
Treasury shares		3	7
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		20	16
Legal reserve		83	83
Other reserves	19	1,386	1,086
Accumulated deficit		(436)	(1,387)
Total capital and reserves attributable to equity holders of the parent		2,279	1,024
Non-controlling interest		19,043	14,214
TOTAL SHAREHOLDERS’ EQUITY		21,322	15,238

   The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2016 and June 30, 2016 (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	06.30.16
LIABILITIES
Non-current liabilities
Trade and other payables	20	2,757	1,528
Non-Current income tax		1	-
Borrowings	22	96,547	93,808
Deferred income tax liabilities	23	7,792	7,662
Derivative financial instruments	16	98	121
Payroll and social security liabilities		43	21
Provisions	21	1,585	1,341
Employee benefits		680	689
Total non-current liabilities		109,503	105,170
Current liabilities
Trade and other payables	20	18,663	18,443
Income tax and minimum presumed income tax liabilities		309	624
Payroll and social security liabilities		1,509	1,856
Borrowings	22	20,169	23,488
Derivative financial instruments	16	144	147
Provisions	21	1,037	1,041
Group of liabilities held for sale	33	1,897	-
Total current liabilities		43,728	45,599
TOTAL LIABILITIES		153,231	150,769
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		174,553	166,007

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income / (Operations)
for the six and three-month periods beginning on July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.16	12.31.15	12.31.16	12.31.15
Revenues	24	38,696	3,391	18,946	1,767
Costs	25	(28,447)	(2,530)	(13,928)	(1,335)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		921	589	539	392
Changes in the net realizable value of agricultural produce after harvest		(77)	114	21	123
Gross profit		11,093	1,564	5,578	947
Gain from disposal of investment properties	10	103	1,022	84	638
Gain from disposal of farmlands		72	-	(1)	-
General and administrative expenses	26	(2,019)	(399)	(997)	(205)
Selling expenses	26	(7,004)	(284)	(3,573)	(137)
Other operating results, net	27	(115)	166	(94)	155
Management fees		(104)	-	(104)	-
Profit from operations		2,026	2,069	893	1,398
Share of loss of associates and joint ventures	8, 9	(102)	(403)	(47)	94
Profit from operations before financing and taxation		1,924	1,666	846	1,492
Finance income	28	812	477	401	386
Finance cost	28	(5,307)	(3,251)	(3,011)	(2,735)
Other financial results	28	1,623	(173)	1,303	(151)
Financial results, net	28	(2,872)	(2,947)	(1,307)	(2,500)
Loss before income tax		(948)	(1,281)	(461)	(1,008)
Income tax	23	495	(11)	523	78
(Loss) / Gain for the period from continuing operations		(453)	(1,292)	62	(930)
Gain from discontinued operations after income tax	34	4,273	-	4,631	-
Gain / (Loss) for the period		3,820	(1,292)	4,693	(930)

(Loss) / Gain from continuing operations attributable to:
Equity holders of the parent		(568)	(771)	(202)	(480)
Non-controlling interest		115	(521)	264	(450)

Gain / (Loss) for the period attributable to:
Equity holders of the parent	919	(771)	1,404	(480)
Non-controlling interest	2,901	(521)	3,289	(450)

Loss per share from continuing operations attributable to equity holder of the parent during the period:
Basic	(1.14)		(1.56)		(0.40)		(0.98)
Diluted	(1.14)	(i)	(1.56)	(i)	(0.40)	(i)	(0.98)	(i)

Gain / (Loss) per share attributable to equity holders of the parent during the period:
Basic	1.85	(1.56)		2.83	(0.98)
Diluted	1.84	(1.56)	(i)	2.82	(0.98)	(i)

(i)
(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated
)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of
Comprehensive Income / (Operations)
for the six and three-month periods beginning on July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.16	12.31.15	12.31.16	12.31.15
Gain / (Loss) for the period	3,820	(1,292)	4,693	(930)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,439	2,385	515	2,705
Change in the fair value of hedging instruments net of income taxes	(10)	-	(66)	-
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss) / gain from defined benefit plans	(19)	-	3	-
Others	-	-	3	-
Other comprehensive income for the period (i)	1,410	2,385	455	2,705
Total comprehensive income for the period	5,230	1,093	5,148	1,775

Attributable to:
Equity holders of the parent	1,347	(332)	1,492	73
Non-controlling interest	3,883	1,425	3,656	1,702

Attributable to equity holders of the parent from continuing operations	(1,379)	(332)	(1,462)	73
Attributable to equity holders of the parent from discontinued operations	2,726	-	2,954	-
Total attributable to equity holders of the parent	1,347	(332)	1,492	73

(i)
Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (Note 19)	Accumulated Deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2016	495	7	65	659	16	83	1,086	(1,390)	1,021	14,211	15,232
Adjustment due to change to accounting standards (ii)	-	-	-	-	-	-	-	3	3	3	6
Adjusted balances as of June 30, 2016	495	7	65	659	16	83	1,086	(1,387)	1,024	14,214	15,238
Gain for the period	-	-	-	-	-	-	-	919	919	2,901	3,820
Other comprehensive income for the period	-	-	-	-	-	-	428	-	428	982	1,410
Total comprehensive income for the period	-	-	-	-	-	-	428	919	1,347	3,883	5,230
Appropriation of retained earnings resolved by Shareholders’ Meetings held on October 31, 2016:
- Share Distribution	4	(4)	-	-	-	-	-	-	-	-	-
Incorporation by business combination (Note 4)	-	-	-	-	-	-	-	-	-	45	45
Reserve for share-based payments	-	-	-	-	-	-	7	-	7	2	9
Equity incentive plan granted	-	-	-	-	4	-	(5)	1	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(99)	-	(99)	1,108	1,009
Release of reserve for future dividends	-	-	-	-	-	-	(31)	31	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(252)	(252)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	2	2
Share of changes in subsidiaries’ equity	-						-	-	-	42	42
Capital reduction	-	-	-	-	-	-	-	-	-	(1)	(1)
Balances as of December 31, 2016	499	3	65	659	20	83	1,386	(436)	2,279	19,043	21,322

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of December 31, 2016 and June 30, 2016, respectively.
(ii)
See Note 2.2.1.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (Note 19)	Accumulated Deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2015	495	7	65	659	13	-	599	118	1,956	2,559	4,515
Adjustment due to change to accounting standards (ii)	-	-	-	-	-	-	(3)	6	3	7	10
Adjusted balances as of June 30, 2015	495	7	65	659	13	-	596	124	1,959	2,566	4,525
Loss for the period	-	-	-	-	-	-	-	(771)	(771)	(521)	(1,292)
Other comprehensive income for the period	-	-	-	-	-	-	439	-	439	1,946	2,385
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	439	(771)	(332)	1,425	1,093
Appropriation of retained earnings resolved by Shareholders’ Meetings held on October 31, and November 26, 2015:
- Legal reserve	-	-	-	-	-	83	-	(83)	-	-	-
- Reserve for future dividends	-	-	-	-	-	-	31	(31)	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	8	-	8	2	10
Equity incentive plan granted	-	-	-	-	3	-	(4)	1	-	-	-
Changes in non- controlling interest.	-	-	-	-	-	-	63	-	63	(19)	44
Tender offer to non-controlling shareholders………...	-	-	-	-	-	-	(121)	-	(121)	(65)	(186)
Capital reduction	-	-	-	-	-	-	-	-	-	(4)	(4)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	13	13
Incorporation for business combination (Note 4)	-	-	-	-	-	-	-	-	-	2,235	2,235
Cash dividends	-	-	-	-	-	-	-	-	-	(86)	(86)
Cumulative translation adjustment of interest held before business combination	-	-	-	-	-	-	(92)	-	(92)	(52)	(144)
Balances as of December 31, 2015	495	7	65	659	16	83	920	(760)	1,485	6,015	7,500

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of December 31, 2015 and June 30, 2015, respectively.
(ii)
See Note 2.2.1.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements
)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2016 and 2015
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	12.31.15
Operating activities:
Cash generated from operations	18	5,115	772
Income tax paid		(488)	(496)
Net cash generated from operating activities		4,627	276
Investing activities:
Payment for subsidiary acquisition, net of cash acquired		(46)	9,193
Acquisition of associates and joint ventures		(253)	-
Capital contributions to joint ventures and associates		(78)	(45)
Acquisition of investment properties		(1,355)	(104)
Proceeds from sale of investment properties		171	1,075
Acquisition of property, plant and equipment		(1,420)	(48)
Proceeds from sale of property, plant and equipment		1	2
Suppliers advances		(6)	(25)
Proceeds from sale of farmlands		69	14
Acquisition of intangible assets		(212)	(2)
Acquisition of investments in financial instruments		(1,947)	(3,677)
Proceeds from disposals of investments in financial instruments		3,345	3,196
Loans granted to associates and joint ventures		(12)	(1,349)
Dividends received		50	3
Proceeds from sale of associates and joint ventures		3,619	-
Loans repayment received from associates and joint ventures		12	63
Net cash generated from discontinued investing activities		408	-
Net cash used in investing activities		2,346	8,296
Financing activities:
Repurchase of non-convertible notes		(235)	(135)
Proceeds from issuance of non-convertible notes		7,089	803
Repayment of non-convertible notes		(2,538)	(192)
Borrowings		7,700	728
Repayment of borrowings		(7,459)	(940)
Proceeds from exercise of shares granted		-	6
Repayment of borrowings from joint ventures and associates		(9)	-
Payment of seller financing		-	(72)
Contributions from non-controlling interest		22	384
Acquisition of non-controlling interest in subsidiaries		(1,024)	(27)
Sale of equity interest in subsidiaries to non-controlling interest		2,428	153
Dividends paid		(613)	(210)
Proceeds from derivative financial instruments		83	987
Payment of derivative financial instruments		(90)	(25)
Distribution of minority interest in subsidiaries		(43)	-
Interest paid		(2,541)	(498)
Net cash generated from discontinued financing activities		(248)	-
Net cash used in discontinued financing activities		(267)	-
Net cash generated from financing activities		2,255	962
Net increase in cash and cash equivalents		9,228	9,534
Cash and cash equivalents at beginning of period	16	14,096	634
Foreign exchange gain on cash and cash equivalents		714	3,666
Cash and cash equivalents at end of period		24,038	13,834

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

IFISA is the parent company and is a corporation established and domiciled in Uruguay, and IFIS Limited is the ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on February 13, 2017.

As of December 31, 2016, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

(i)
Remains in current and non-current assets, as financial assets held for sale.
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

Within Operations center in Israel, IDBD has diverse debts containing restricted covenants, which have been successively negotiated, resulting in several waivers actually in force. IDBD estimates that if the original covenants of such debts were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some of IDBD's subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments through the issuance of new debt in Israel, the sale of financial assets such as Clal and from dividend received from Clal and others. IDBD could also secure additional financing through the private issuance of equity securities.

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5774-2013 (“the Concentration Law”) which has material implications for IDBD and its investments, including a potential delisting of IDBD or DIC so as to no longer trade its shares publicly or a merger between IDBD and DIC.

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of Cresud and its subsidiaries at the operations center in Argentina.

Cresud and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from the loan granted to IDBD do not have impact on Cresud since such loan has no recourse against Cresud and it is not secured by Cresud’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern perspective, with such uncertainties being limited to the operations in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Unaudited Financial Statements

The present Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2016, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements according to IFRS.

These Financial Statements corresponding to the six-month periods ended as of December 31, 2016 and 2015 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2016 and 2015 do not necessarily reflect the proportion of the Group’s full year results.

IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Company is not able to include IDBD’s quarterly results in its financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Company consolidates IDBD’s results of operations with a three-month lag, adjusted by the effects of material transactions that may have taken place during the reported period.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of these Unaudited Condensed Interim Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable.  In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

As of December 31, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index (IPIM, as per its Spanish acronym), and started to compute it again as from January 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these Unaudited Financial Statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting business in the operations center Argentina, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in these financial statements.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2016, except for what is mentioned in Note 2.2.1.

2.2.1
Adjustment due to change to accounting standards

During the reported period, the Group has adopted the changes to IAS 16 “Property Plant and Equipment” and to IAS 41 “Agriculture” in relation to production plants. These amendments imply changes in accounting policies and have the following impact on the financial situation and results of operations of the Group, already recognized in the financial statements.

On June, 2014 the International Accounting Standards Board issued the amendments to IAS 16 “Property, plant and equipment” and to IAS 41 “Agriculture” whereby it distinguished between bearer plants and other biological assets. Production plants are solely used for product development and its operation is similar to that of manufacturing machinery. As a result, amendments require bearer plants to be accounted for as property, plant and equipment and covered by IAS 16, rather than IAS 41. However, the produce growing on bearer plants will continued to be governed by IAS 41 and will continue to be valued at fair value minus selling costs.

Group's sugarcane fields are recognized as bearer plants under the new definition included in IAS 41. Under IAS 8, modifications are to be applied retrospectively; therefore, the sugarcane field will be reclassified under "Property, plant and equipment" and valued at depreciated cost as from July 1, 2016, with comparative balances being revised retrospectively. Sugarcane fields are depreciated over its useful life under the balance declining method based on the expected yield.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

Amounts as of June 30, 2016 and December 31, 2015, which are disclosed for comparative purposes have been modified in order to present the mentioned adjustments. The following tables present the impact on the financial situation and results of operations of the Group.

Statement of Income (summary)	December 31, 2015 (Published)	Increase / (Decrease)	December 31, 2015 (Adjusted)
Costs	(2,531)	1	(2,530)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	580	9	589
Income tax	(8)	(3)	(11)
(Loss) / Gain for the period	(1,298)	6	(1,292)
Attributable to:
Equity holders of the parent	(776)	5	(771)
Non-controlling interest	(522)	1	(521)

Statement of comprehensive income	December 31, 2015 (Published)	Increase / (Decrease)	December 31, 2015 (Adjusted)
(Loss) / Gain for the period	(1,298)	6	(1,292)
Other comprehensive income for the period	2,380	5	2,385
Total comprehensive income for the period	1,082	11	1,093
Attributable to:
Equity holders of the parent	(340)	8	(332)
Non-controlling interest	1,422	3	1,425

Statements of financial position (summary)	June 30, 2016 (Published)	Increase / (Decrease)	June 30, 2016 (Adjusted)
Biological assets	1,132	(83)	1,049
Property, plant and equipment	26,300	92	26,392
Deferred income tax assets	1,658	(3)	1,655
Total Assets	166,001	6	166,007
Retained earnings	(1,390)	3	(1,387)
Cumulative translation adjustment	808	-	808
Non-controlling interest	14,211	3	14,214
Total Shareholders’ Equity	15,232	6	15,238

2.3
Use of estimates

The preparation of financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

In the preparation of these Unaudited Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the financial statements for the year ended as of June 30, 2016, as described in Note 5 to those financial statements.

2.4
Comparability of information

Amounts as of June 30, 2016 and December 31, 2015 which are disclosed for comparative purposes have been taken from financial statements then ended, except for changes described in Note 2.2.1.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from takeover was secured, that is from October 11, 2015 and the prior periods are not modified by this situation. In addition, due to the time lag in getting income data from IDBD as indicated in Note 2.1., income for the six months ended on December 31, 2015 are not included in the income derived from that subsidiary; therefore, the consolidated financial information as of December 31, 2015 is not comparative.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybeans, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations (Continued)

Urban Properties and Investments business

Operations Center in Argentina

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, for shopping center operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom and IDBD Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Below are detailed the significant acquisitions and disposals for the six-month period ended December 31, 2016. The significant acquisitions and disposals for the fiscal year ended June 30, 2016, are detailed in Note 3 to the Annual Financial Statements at that date.

A.
Acquisition of equity interest in EHSA

On July 2016, the Group through IRSA Propiedades Comerciales acquired 20% of EHSA shares, a company of which it already owned 50%, and 1.25% of Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53. As a result of this, the Group holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

Furthermore, OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

The Group is analyzing the allocation of the price paid across various net assets acquired; therefore, the information presented below is preliminary and subject to changes. The following chart shows the consideration paid, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date:

Jul-16
Fair value of identifiable assets and assumed liabilities:
Investments in joint ventures	123
Trade and other receivables current	88
Borrowings	(45)
Deferred income tax	(7)
Income tax and minimum presumed income tax liabilities	(1)
Trade and other payables	(13)
Provisions	(2)
Cash acquired	7
Total net identifiable assets	150
Non-controlling interest	(45)
Goodwill	23
Total	128

Fair value of interest held before business combination	(75)
Total consideration	53

B.
Share-holding increase in Shufersal

On September 12, 2016, the Group through DIC, acquired 9,097,127 of Shufersal’s shares, so that the company’s equity interest in Shufersal’s share capital increased from approximately 53.89% to around 58.17%. In addition, on December 12, 2016 DIC repurchased 5,3 million shares of Shufersal for an amount of NIS 75 million (equal to Ps. 297), thus increasing its equity interest to approximately 60.67%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

C.
Acquisition of DIC shares

On September 23, 2016 Tyrus acquired from IDBD 8,888,888 of DIC’s shares for a total amount of NIS 100 million (equivalent to Ps. 401), which represent 8.8% of the Company’s outstanding shares. As a result of this transaction, the equity interest of the Group in DIC has increased by 3.28% without actual cash movements in the financial statements.

D.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total amount of NIS 217 million (equivalent to Ps. 810); as a result, DIC’s interest in PBC has declined to around 64.4%.

E.
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 million (equivalent to Ps. 1,616). As a result of this transaction, the equity interest of the Company has decreased from 69.06% to 55.06%.

F.
Sale of Adama

On July 17, 2016 DIC has informed the market that it had accepted the tender offer by ChemChina to acquire 40% of Adama’s shares currently held by Koor, indirectly controlled by IDBD through DIC. In August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$ 230 million plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. Completion of the sale transaction was subject to several previous conditions, the most important of which referred to obtaining the regulatory authorizations in China, the approval of the antitrust authorities and the Chinese bank that granted the non-recourse loan as part of the loan assignment agreement. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230 million. The interest of the Company in the results of Adama and the financing expenses related to the hybrid financial instrument are classified as discontinued operations in the Group’s Consolidated Statements of Income / (Operations) as from July 17, 2016 on a retroactive basis. (Notes 33 and 34).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

G.
Negotiations between Israir and Sun D’or

On December 31, 2016 IDB Tourism was at an advanced stage of negotiations with Sun D’or International Airlines Ltd. (“Sun D’or”), a subsidiary of El Al Israel Airlines Ltd. (“EI AI”), which consists of:

-
Israir would sell the aircraft it owns through a purchase and lease agreement for an estimated value of US$ 70 million.
-
Following the sale of aircraft units, IDB Tourism would receive US$ 45 million plus 25% of Sun D’Or’s shares, with El Al retaining a 75% equity interest in such company.
-
The parties would enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun D’Or’s shares in accordance with a price and terms that would be established in due course.

As a consequence of this process, the Group’s financial statements as of December 31, 2016 record the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (equivalent to Ps. 231), as a result of measuring these net assets at the estimated recoverable value.

It should be noted that as of the filing date of these financial statements the parties have not signed a memorandum of understanding and/or binding agreement regarding the transaction scheme and/or the transaction terms; and that should the transaction take place, it will be subject to the legally required approvals, including the approval from the Antitrust Commissioner. Insofar as an agreement be signed, the transaction is expected to be finalized by the end of 2017.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Group's activities expose it to a variety of financial risk: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

Given the diversity of characteristics in the activities conducted under its operations center, the Group has decentralized the risk management policies geographically based on its two operations center in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates (Continued)

These financial statements do not include all the information and disclosures of the risk management, so they should be read together with Note 4 to the Financial Statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

5.2.
Fair value estimates

Since June 30, 2016, as of the date of these Unaudited Condensed Interim Consolidated Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets and liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, since the Group obtained control over IDBD, the financial and net worth performance is reported separately in two centers of operations. Within the Operations center in Argentina, there have been no changes in the business segments or the financial reporting criteria thereof. In Operations center in Israel, as reported in Note 4 to these financial statements, the Group stopped including Agrochemicals as a reportable segment, following the sale of Adama.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2016:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,969	2,085	34,021	36,106	38,075
Costs	(2,614)	(496)	(24,700)	(25,196)	(27,810)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	931	-	-	-	931
Changes in the net realizable value of agricultural produce after harvest	(77)	-	-	-	(77)
Gross profit	209	1,589	9,321	10,910	11,119
Gain from disposal of investment properties	-	84	19	103	103
Gain from disposal of farmlands	72	-	-	-	72
General and administrative expenses	(190)	(338)	(1,500)	(1,838)	(2,028)
Selling expenses	(257)	(185)	(6,566)	(6,751)	(7,008)
Management fees	-	(48)	(56)	(104)	(104)
Other operating results, net	8	(18)	(99)	(117)	(109)
(Loss) / Profit from operations	(158)	1,084	1,119	2,203	2,045
Share of profit / (loss) of associates and joint ventures	1	(92)	(6)	(98)	(97)
Segment (loss) / profit	(157)	992	1,113	2,105	1,948

Reportable assets	5,351	4,947	152,446	157,393	162,744
Reportable liabilities	-	-	(132,518)	(132,518)	(132,518)
Net reportable assets	5,351	4,947	19,928	24,875	30,226

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2015:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,294	1,586	-	1,586	2,880
Costs	(1,623)	(383)	-	(383)	(2,006)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	590	-	-	-	590
Changes in the net realizable value of agricultural produce after harvest	114	-	-	-	114
Gross profit	375	1,203	-	1,203	1,578
Gain from disposal of investment properties	-	1,022	-	1,022	1,022
General and administrative expenses	(127)	(277)	-	(277)	(404)
Selling expenses	(166)	(121)	-	(121)	(287)
Other operating results, net	45	123	-	123	168
Profit from operations	127	1,950	-	1,950	2,077
Share of profit / (loss) of associates and joint ventures	4	(403)	-	(403)	(399)
Segment profit	131	1,547	-	1,547	1,678

Reportable assets	3,959	5,732	123,597	129,329	133,288
Reportable liabilities	-	-	(110,054)	(110,054)	(110,054)
Net reportable assets	3,959	5,732	13,543	19,275	23,234

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	December 31, 2016
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	1,063	-	906	1,969
Costs	(1,803)	(5)	(806)	(2,614)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	931	-	-	931
Changes in the net realizable value of agricultural produce after harvest	(77)	-	-	(77)
Gross profit / (loss)	114	(5)	100	209
Gain from disposal of farmlands	-	72	-	72
General and administrative expenses	(155)	(1)	(34)	(190)
Selling expenses	(190)	-	(67)	(257)
Other operating results, net	7	-	1	8
(Loss) / Profit from operations	(224)	66	-	(158)
Share of profit / (loss) of associates	4	-	(3)	1
Segment (loss) / profit	(220)	66	(3)	(157)

Investment properties	-	-	97	97
Property, plant and equipment	3,354	14	96	3,464
Goodwill	15	-	-	15
Biological assets	1,177	-	-	1,177
Inventories	379	-	182	561
Investments in associates	36	-	1	37
Total operating assets	4,961	14	376	5,351

	December 31, 2015
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	780	-	514	1,294
Costs	(1,168)	(4)	(451)	(1,623)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	590	-	-	590
Changes in the net realizable value of agricultural produce after harvest	114	-	-	114
Gross profit / (loss)	316	(4)	63	375
General and administrative expenses	(104)	(1)	(22)	(127)
Selling expenses	(123)	-	(43)	(166)
Other operating results, net	44	-	1	45
Profit / (Loss) from Operations	133	(5)	(1)	127
Share of profit / (loss) of associates	6	-	(2)	4
Segment profit / (loss)	139	(5)	(3)	131

Investment properties	2	-	47	49
Property, plant and equipment	2,528	13	39	2,580
Goodwill	8	-	1	9
Biological assets	784	-	-	784
Inventories	379	-	123	502
Investments in associates	35	-	-	35
Total operating assets	3,736	13	210	3,959

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(II)
Urban properties line of business and investments

The following tables present the reportable segments from the Operations Center in Argentina:

	December 31, 2016
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,494	217	1	373	-	-	2,085
Costs	(222)	(27)	(14)	(233)	-	-	(496)
Gross Profit / (Loss)	1,272	190	(13)	140	-	-	1,589
Gain from disposal of investment properties	-	-	84	-	-	-	84
General and administrative expenses	(123)	(32)	(75)	(66)	(42)	-	(338)
Selling expenses	(93)	(25)	(19)	(46)	-	(2)	(185)
Management fees	(40)	(7)	-	(1)	-	-	(48)
Other operating results, net	(24)	46	(28)	(1)	(9)	(2)	(18)
Profit / (Loss) from operations	992	172	(51)	26	(51)	(4)	1,084
Share of Profit / (Loss) of associates and joint ventures	-	16	7	-	(159)	44	(92)
Segment Profit / (Loss)	992	188	(44)	26	(210)	40	992

Investment properties	2,280	988	98	-	-	6	3,372
Property, plant and equipment	48	24	3	165	2	-	242
Trading properties	1	-	278	-	-	-	279
Goodwill	8	31	5	-	-	-	44
Rights to receive future units under barter agreements	9	-	29	-	-	-	38
Inventories	24	-	-	10	-	-	34
Investment in associates and joint ventures	-	130	69	-	(1,041)	1,780	938
Total operating assets	2,370	1,173	482	175	(1,039)	1,786	4,947

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	December 31, 2015
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,193	145	4	244	-	-	1,586
Costs	(176)	(27)	(10)	(170)	-	-	(383)
Gross Profit / (Loss)	1,017	118	(6)	74	-	-	1,203
Gain from disposal of investment properties	-	-	1,022	-	-	-	1,022
General and administrative expenses	(81)	(16)	(72)	(49)	(59)	-	(277)
Selling expenses	(64)	(18)	(10)	(29)	-	-	(121)
Other operating results, net	(18)	(1)	(5)	(1)	146	2	123
Profit / (Loss) from operations	854	83	929	(5)	87	2	1,950
Share of Profit / (Loss) of associates and joint ventures	-	8	6	-	(578)	161	(403)
Segment Profit / (Loss)	854	91	935	(5)	(491)	163	1,547

Investment properties	2,368	893	169	-	-	7	3,437
Property, plant and equipment	47	23	1	171	2	-	244
Trading properties	1	-	179	-	-	-	180
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	1	8	-	-	25
Interests in associates and joint ventures	-	24	62	-	61	1,584	1,731
Total operating assets	2,446	946	507	179	63	1,591	5,732

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following table presents the reportable segments of the Operations Center in Israel:

	December 31, 2016
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	2,484	23,476	7,863	-	198	34,021
Costs	(1,700)	(17,544)	(5,356)	-	(100)	(24,700)
Gross profit	784	5,932	2,507	-	98	9,321
Gain from disposal of investment properties	-	-	-	-	19	19
General and administrative expenses	(130)	(302)	(761)	-	(307)	(1,500)
Selling expenses	(47)	(4,811)	(1,679)	-	(29)	(6,566)
Management fees	(23)	(31)	(2)	-	-	(56)
Other operating results, net	-	(31)	(19)	-	(49)	(99)
Profit / (Loss) from operations	584	757	46	-	(268)	1,119
Share of (Loss) / Profit of associates and joint ventures	(114)	-	-	-	108	(6)
Segment profit / (loss)	470	757	46	-	(160)	1,113

Operating assets	62,361	32,467	28,415	6,143	23,060	152,446
Operating liabilities	(51,209)	(25,944)	(22,529)	-	(32,836)	(132,518)
	11,152	6,523	5,886	6,143	(9,776)	19,928

Below is a summarized analysis of the lines of business of the Groups’ Operations Center in Israel for the year ended December 31, 2015:

	December 31, 2015
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Operating assets	50,475	24,706	20,816	4,845	22,755	123,597
Operating liabilities	(40,701)	(21,048)	(16,893)	-	(31,412)	(110,054)
Operating assets / (liabilities), net	9,774	3,658	3,923	4,845	(8,657)	13,543

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of inter-segment transactions	Total statement of income / (operations)
Revenues	38,075	(35)	745	(89)	38,696
Costs	(27,810)	37	(759)	85	(28,447)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	931	(10)	-	-	921
Changes in the net realizable value of agricultural produce after harvest	(77)	-	-	-	(77)
Gross Profit / (Loss)	11,119	(8)	(14)	(4)	11,093
Gain from disposal of investment properties	103	-	-	-	103
Gain from disposal of farmlands	72	-	-	-	72
General and administrative expenses	(2,028)	5	-	4	(2,019)
Selling expenses	(7,008)	3	-	1	(7,004)
Management fees	(104)	-	-	-	(104)
Other operating results, net	(109)	(5)	-	(1)	(115)
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	2,045	(5)	(14)	-	2,026
Share of loss of associates and joint ventures	(97)	(5)	-	-	(102)
Profit / (Loss) from operations before financing and taxation	1,948	(10)	(14)	-	1,924

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	December 31, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of inter-segment transactions	Total statements of income / (operations)
Revenues	2,880	(24)	594	(59)	3,391
Costs	(2,006)	27	(602)	51	(2,530)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	590	(8)	-	7	589
Changes in the net realizable value of agricultural produce after harvest	114	-	-	-	114
Gross Profit / (Loss)	1,578	(5)	(8)	(1)	1,564
Gain from disposal of investment properties	1,022	-	-	-	1,022
General and administrative expenses	(404)	2	-	3	(399)
Selling expenses	(287)	1	-	2	(284)
Other operating results, net	168	1	-	(3)	166
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	2,077	(1)	(8)	1	2,069
Share of loss of associates and joint ventures	(399)	(4)	-	-	(403)
Profit / (Loss) from operations before financing and taxation	1,678	(5)	(8)	1	1,666

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between total assets and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	December 31, 2016					December 31, 2015
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Total Assets per segment	5,351	4,947	152,446	157,393	162,744	3,959	5,732	123,597	129,329	133,288
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(696)	(147)	-	(147)	(843)	(547)	(120)	-	(120)	(667)
Plus:
Investments in joint ventures (**)	327	175	-	175	502	240	172	-	172	412
Discontinued operations	-	-	-	-	-	-	-	9,981	9,981	9,981
Adjustment to fair value due to business combination	-	-	-	-	-	-	-	(11,309)	(11,309)	(11,309)
Other non-reportable assets	3,944	8,206	-	8,206	12,150	3,356	5,540	-	5,540	8,896
Total Consolidated Assets as per Statement of Financial Position	8,926	13,181	152,446	165,627	174,553	7,008	11,324	122,269	133,593	140,601

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	December 31, 2016						December 31, 2015
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Investment properties	2	149	-	149	151	2	119	-	119	121
Property, plant and equipment	680	(9)	-	(9)	671	523	(5)	-	(5)	518
Trading properties	-	5	-	5	5	-	1	-	1	1
Goodwill	-	2	-	2	2	-	5	-	5	5
Biological assets	8	-	-	-	8	13	-	-	-	13
Inventories	6	-	-	-	6	9	-	-	-	9
Total proportionate share in assets per segment of joint ventures	696	147	-	147	843	547	120	-	120	667

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

	December 31, 2016					December 31, 2015
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Total Liabilities per segment	-		132,518	132,518	132,518	-	-	110,054	110,054	110,054
Plus:
Discontinued operations	-	-	-	-	-	-	-	10,024	10,024	10,024
Adjustment to fair value due to business combination	-	-	-	-	-	-	-	(3,069)	(3,069)	(3,069)
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	6,185	14,528	-	14,528	20,713	5,144	10,948	-	10,948	16,092
Total Consolidated Liabilities as per Statement of Financial Position	6,185	14,528	132,518	147,046	153,231	5,144	10,948	117,009	127,957	133,101

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	As of December 31, 2016							Period ended December 31, 2016
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net Income / (loss)	Other comprehensive income / (loss)	Total comprehensive income / (loss)	Profit (loss) attributable to non-controlling shareholders	Other comprehensive income (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	49.68%	1,708	1,103	131	33	2,647	1,985	-	(224)	(3)	(227)	(171)	144	(111)	226	(200)	(85)	106
PBC (1)	35.56%	8,836	53,084	7,496	43,713	10,711	8,194	2,500	(242)	(43)	(285)	(45)	190	1,197	(918)	785	1,064	-
Cellcom (1)	57.74%	11,295	16,025	7,659	14,869	4,792	3,431	7,741	(89)	4	(85)	(70)	(9)	1,391	(699)	605	1,297	-
Shufersal (1)	41.83%	11,912	19,771	14,212	11,732	5,739	3,505	23,427	386	(19)	367	249	(4)	1,947	(1,210)	(427)	310	-
Brasilagro	57.21%	1,317	2,951	639	216	3,413	1,830	254	6	1,040	1,046	3	598	12	66	(146)	(68)	-
IRSA	36.23%	58,643	107,470	41,163	105,876	19,074	16,071	36,831	4,197	402	4,599	2,130	2,565	5,419	2,156	2,177	9,752	-

	As of June 30, 2016							Period ended December 31, 2015
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net Income / (loss)	Other comprehensive income / (loss)	Total comprehensive loss	Profit (loss) attributable to non-controlling shareholders	Other comprehensive income (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	49.68%	2,145	922	82	31	2,954	2,522	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
PBC (1)	23.55%	10,435	47,546	9,925	37,567	10,489	8,419	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cellcom (1)	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shufersal (1)	47.05%	9,929	18,764	13,202	10,411	5,080	3,596	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
DFL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	(1,273)	(336)	(1,609)	(79)	(29)	-	-	-	-	-
Brasilagro	57.82%	898	2,260	415	205	2,538	1,380	231	120	66	186	71	78	(15)	557	(419)	123	-
IRSA	36.62%	42,763	116,237	43,600	101,899	13,501	12,386	2,164	(910)	1,876	966	(423)	1,249	600	7,692	695	8,987	(17)

(1) Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

Restrictions, commitments and other relevant issues

Cellcom

As mentioned in Note 7 to the Financial Statements as of June 30, 2016, Cellcom was in dispute with Golan. In January 2017, Golan was acquired by Electra and signed an agreement with Cellcom regarding the use of its network and hosting services. Additionally, Cellcom agreed to provide Golan - on the effective day the agreement for the purchase of Golan by Electra - with a loan for NIS 130 million for a term of 10 years, which shall be repaid in 6 semi-annual installments starting on the eight anniversary of the execution of the agreement. The loan will be backed by several assets of Golan. It should be noted that the performance of the agreement is being hindered by interested third parties.

Analysis of the impact of the Concentration Act

As mentioned in Note 7 to the Financial Statements as of June 30, 2016, IDBD is analyzing the implications of the Concentration Law. As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, IDBD continues on this analysis process.

PBC and consulting agreement with Rock Real

In November 2009, PBC’s audit committee and board of directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired real property. Pursuant to appendix 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017, PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt that currently amounts to NIS 155 million (or Ps. 640).

Dolphin arbitration process

As mentioned in note 3 to the Annual Financial Statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. As of the date of these financial statements, there is no news in relation to the case and the proceeding is pending of resolution.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	2,186	378
Decrease for the control obtainment	(31)	-
Capital contribution	104	77
Balance incorporated by business combination (Note 4)	123	960
Share of (loss) / profit	(58)	143
Currency translation adjustment	180	645
Cash dividends (i)	(35)	(17)
End of the period / year	2,469	2,186

(i)
During the period ended December 31, 2016, Ps. 19 correspond to Manaman, Ps. 9 to La Rural S.A. and Ps. 7 to Cyrsa S.A.. During the fiscal year ended June 30, 2016, Ps. 7 correspond to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures (Continued)

The table below lists the Group's investments and the value of interests in joint ventures for the six-month period ended December 31, 2016 and for the fiscal year ended June 30, 2016, respectively.

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income		% of ownership interest held		Last financial statement issued
				As of December 31, 2016	As of June 30, 2016	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of June 30, 2016	Share Capital (nominal value)	Income (loss) for the period	Shareholders' equity
Quality	Argentina	Real Estate	76,814,342	67	69	(3)	(3)	50%	50%	158	(5)	133
Cyrsa	Argentina	Real Estate	8,748,269	12	18	2	5	50%	50%	17	3	24
La Rural	Argentina	Real Estate	714,498	130	-	(1)	-	50%	N/A	1	31	5
Puerto Retiro (1)	Argentina	Real Estate	23,067,250	63	59	16	(1)	50%	50%	46	(2)	38
Cresca S.A. (2)	Paraguay	Agricultural	138,154	316	230	86	62	50%	50%	144
Mehadrin	Israel	Agricultural	1,509,889	960	985	(25)	-	45.41%	45.41%	(*) 3	(*) 26	(*) 462
Others joint ventures (3)				921	825	47	12	N/A	N/A	N/A	N/A	N/A
					2,469 2,186	122	75

(1)
Puerto Retiro owns a land reserve. As mentioned in Note 8 to the annual Financial Statements as of June 30, 2016, Puerto Retiro has been notified that a petition for bankruptcy has been filed against it. As of the date of these Financial Statements, there is no news in relation to the case.
(2)
 Cresca is a joint venture between the Company and Carlos Casado S.A. with agriculture operations in Paraguay
(3)
Represent other joint venture business that are not significant individually

(*) Amounts presented in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates

Changes in the Group’s investments in associates for the six-month period ended as of December 31, 2016 and for the year ended as of June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	13,507	2,653
Acquisition / increase in equity interest in associates	268	157
Unrealized loss from investments at fair value	-	(564)
Decrease for the control obtainment	-	(1,047)
Associate incorporated by business combination	-	8,308
Capital contribution	68	180
Share of (loss) / profit	(44)	310
Currency translation adjustment	226	4,193
Cash dividends (ii)	(57)	(518)
Sale of associates	-	(4)
Hedging instruments	56	(93)
Defined benefit plans	(7)	(10)
Reclassification to held for sale (Note 4)	(11,473)	-
Impairment	-	(58)
End of the period / year (i)	2,544	13,507

(i)
Includes a balance of Ps. (1,058) and Ps. (841) reflecting interests in companies with negative equity as of December 31, 2016 and June 30, 2016, respectively, which are reclassified to “Provisions” (Note 21).
(ii)
During the period ended December 31, 2016, Ps. 4 corresponds to Emco, Ps. 28 to Aviareps AG, Ps. 3 to Thirdmillenium Tourism & Recreation Holding LTD and Ps. 21 to Agro-Uranga S.A. During the fiscal year ended June 30, 2016, Ps. 10 correspond to Millenium, Ps. 495 to Adama and Ps. 10 to Emco.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates (Continued)

The table below lists the Group’s investments, values of interests as well as the Group’s interest in comprehensive income of associates for the six-month period ended December 31, 2016 and for the fiscal year ended June 30, 2016, respectively; as otherwise indicated below:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income		% of ownership interest held		Last financial statement issued
				As of December 31, 2016	As of June 30, 2016	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of June 30, 2016	Share Capital (nominal value)	Income / (loss) for the period	Shareholders' equity
Tarshop	Argentina	Consumer financing	48,759,288	78	72	5	(12)	20%	20%	244	92	469
New Lipstick	United States	Real Estate	N/A	(968)	(793)	(174)	(252)	49.73%	49.73%	N/A	(*) (16)	(*) (151)
BHSA	Argentina	Financing	448,689,072	1,647	1,609	38	172	29.91%	29.91%	1,500	178	5,412
BACS (1)	Argentina	Financing	7,812,500	43	21	1	3	12.5%	6.40%	63	12	341
IDBD	Israel	Investment	N/A	-	-	-	3,202	N/A	49.00%	N/A	N/A	N/A
Condor	United States	Hotel	1,261,723	(79)	(45)	(35)	75	25.45%	25.53%	(*) 49	(*) 9	(*) 34
Adama	Israel	Agrochemical	-	-	10,847	-	-	N/A	40.00%	N/A	N/A	N/A
PBEL	India	Real Estate	450,000	682	864	48	-	45.40%	45.40%	(*) 1	(**) (29)	(**) (523)
Others associates				1,141	932	299	7	N/A	N/A	-	-	-
				2,544	13,507	182	3,195

(1)
On August 24, 2016, the BCRA approved the sale of BACS’ shares, representing 6.125% which had been subscribed by Tyrus. As a result, as of December 31 the Group’s equity interest in BACS amounts to 12.5% while BHSA holds the remaining 87.5%. Following the reported fiscal year, on February 7, 2017, the BCRA approved the conversion of ONC mentioned in Note 3 to the annual Financial Statements, increasing IRSA’s equity in BACS to 33.364%.
(*) Amounts presented in millions of US dollars.
(**) Amounts presented in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Leased out farmland	Rental properties (ii)	Undeveloped parcels of land	Properties under development	Total as of December 31, 2016	Total as of June 30, 2016
Costs	14	45,729	2,485	3,978	52,160	5,295
Accumulated depreciation	(5)	(2,427)	(8)	-	(2,394)	(1,820)
Net book amount	9	43,302	2,477	3,978	49,766	3,475

Opening net book amount	9	43,302	2,477	3,978	49,766	3,475
Assets incorporated by business combination	-	-	-	-	-	29,586
Currency translation adjustment	9	2,107	90	134	2,340	16,762
Additions	3	805	15	871	1,694	1,190
Reclassification to trading properties	-	-	-	-	-	(71)
Transfers	-	1,109	(224)	(885)	-	-
Reclassification to property, plant and equipment	(8)	(8)	-	-	(16)	(13)
Reclassification of property, plant and equipment	84	-	-	-	84	-
Impairment	-	-	-	-	-	(339)
Disposals	-	(414)	-	-	(414)	(280)
Depreciation charges (i)	(2)	(530)	(8)	-	(540)	(544)
Closing net book amount	95	46,371	2,350	4,098	52,914	49,766

Costs	102	49,378	2,366	4,098	55,944	52,160
Accumulated depreciation	(7)	(3,007)	(16)	-	(3,030)	(2,394)
Net book amount	95	46,371	2,350	4,098	52,914	49,766

(i)
Depreciation charges of investment property has been charged in “Costs” in the Statement of Income / (Operations) (Note 26).
(ii)
Includes Distrito Arcos; there have been no news on the judicial proceedings mentioned in the annual Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

The following amounts have been recognized in the Statement of Income / (Operations):

	December 31, 2016	December 31, 2015
Leases and services income	4,253	1,927
Direct operating expenses	(1,907)	(822)
Development expenses	(822)	(5)
Gain from disposal of investment properties	103	1,022

No finance costs were capitalized during the six-month periods ended December 31, 2016 and 2015.

11. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended as of December 31, 2016 and for the year ended as of June 30, 2016 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total as of December 31, 2016	Total as of June 30, 2016
Costs	2,468	92	13,985	3,203	5,974	2,905	28,627	2,731
Accumulated depreciation	(330)	-	(650)	(390)	(564)	(301)	(2,235)	(685)
Net book amount	2,138	92	13,335	2,813	5,410	2,604	26,392	2,046

Opening net book amount	2,138	92	13,335	2,813	5,410	2,604	26,392	2,046
Assets incorporated by business combination	-	-	-	-	-	-	-	15,104
Currency translation adjustment	451	29	653	143	260	118	1,654	9,217
Additions	68	11	359	324	385	271	1,418	1,284
Reclassifications of investment properties	8	-	8	-	-	-	16	13
Reclassification to group of assets held for sale (Note 33)	-	-	(12)	-	-	(1,470)	(1,482)	-
Reclassifications to investment properties	(84)	-	-	-	-	-	(84)	-
Disposals	(14)	-	-	(12)	(11)	(206)	(243)	(18)
Impairments	-	-	-	-	-	(62)	(62)	(13)
Depreciation charge (ii)	(32)	(19)	(298)	(275)	(529)	(223)	(1,376)	(1,241)
Closing net book amount	2,535	113	14,045	2,993	5,515	1,032	26,233	26,392

Cost	2,897	132	15,028	3,731	6,671	1,458	29,917	28,572
Accumulated depreciation	(362)	(19)	(983)	(738)	(1,156)	(426)	(3,684)	(2,180)
Net book amount	2,535	113	14,045	2,993	5,515	1,032	26,233	26,392

(i)
Includes furniture and fixtures, vehicles and aircrafts.
                  (ii) Depreciation charges of property, plant and equipment were included in "Costs", “General and administrative expenses” and "Selling expenses" in the Statement of Income / (Operations).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties

Changes in the Group’s trading properties for the six-month period ended as of December 31, 2016 and for the year ended as of June 30, 2016 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of December 31, 2016	Total as of June 30, 2016
Opening net book amount	236	3,307	1,170	4,713	133
Additions	1	424	26	451	355
Currency translation adjustment	40	150	32	222	1,650
Transfers	1,100	(695)	(405)	-	-
Reclassification of investment properties	-	-	-	-	71
Assets incorporated by business combination	-	-	-	-	2,656
Disposals	(153)	(682)	-	(835)	(152)
Closing net book amount	1,224	2,504	823	4,551	4,713

	December 31, 2016	June 30, 2016
Non-current	3,746	4,472
Current	805	241
Total	4,551	4,713

13. Intangible assets

Changes in the Group’s intangible assets for the six-month period ended as of December 31, 2016 and for the year ended as of June 30, 2016 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total as of December 31, 2016	Total as of June 30, 2016
Costs	2,238	3,378	817	3,923	1,202	1,478	13,036	214
Accumulated amortization	-	(23)	(58)	(704)	(245)	(192)	(1,222)	(38)
Net book amount	2,238	3,355	759	3,219	957	1,286	11,814	176

Opening net book amount	2,238	3,355	759	3,219	957	1,286	11,814	176
Assets incorporated by business combination	23	-	-	-	-	-	23	7,994
Currency translation adjustment	113	154	33	136	51	43	530	4,499
Reclassification to assets held for sale (Note 33)	-	(41)	-	(90)	(12)	(45)	(188)	-
Additions	-	-	-	-	276	-	276	137
Disposals	-	-	-	-	-	(52)	(52)	(1)
Amortization charge (i)	-	(282)	(61)	(331)	(202)	(174)	(1,050)	(991)
Closing net book amount	2,374	3,186	731	2,934	1,070	1,058	11,353	11,814

Cost	2,374	3,505	858	4,033	1,538	1,443	13,751	13,036
Accumulated amortization	-	(319)	(127)	(1,099)	(468)	(385)	(2,398)	(1,222)
Net book amount	2,374	3,186	731	2,934	1,070	1,058	11,353	11,814

(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the Statement of Income / (Operations) (Note 26). There is no impairment charges for any of the periods / years presented.
(ii)
Includes "Rights of use". Corresponds to Distrito Arcos.
(iii)
Includes "Rights to receive future units under barter agreements". Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements. Caballito: on June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8. In 2013 a neighborhood association secured a preliminary injunction which suspended the works to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30, 2016, whereby they agree to provide a deed for the revocation of the barter agreement, after TGLT resolves certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets

Changes in the Group’s biological assets for the six-month period ended as of December 31, 2016 and for the year ended as of June 30, 2016 were as follows:

Agricultural business
	December 31, 2016	June 30, 2016
Beginning of the period / year	1,049	525
Purchases	23	36
Initial recognition and changes in the fair value of biological assets (i)	882	1,614
Decrease due to harvest	(725)	(1,043)
Sales	(115)	(141)
Consumes	(1)	(2)
Currency translation adjustment	56	60
End of the period / year	1,169	1,049

(i) Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 126 and Ps. 267 for the six-month periods ended December 31, 2016 and for the fiscal year ended June 30, 2016, respectively.

The following tables present the Group’s biological assets measured at fair value as of December 31, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

		December 31, 2016
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		43	-	43
Breeding cattle	Production	-		467	-	467
Other cattle	Production	-		9	-	9
Others biological assets	Production	9	(i)	-	-	9
Total non-current biological assets		9		519	-	528
Breeding cattle and cattle for sale	Consumable	-		86	-	86
Other cattle	Consumable	-		2	-	2
Crops fields	Production	420	(i)	-	44	464
Sugarcane fields	Production	-		-	89	89
Total current biological assets		420		88	133	641
Total biological assets		429		607	133	1,169

(i) Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets (Continued)

		June 30, 2016
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		49	-	49
Breeding cattle	Production	-		432	-	432
Other cattle	Production	-		9	-	9
Others biological assets	Production	7	(i)	-	-	7
Total non-current biological assets		7		490	-	497
Breeding cattle and cattle for sale	Consumable	-		75	-	75
Sugarcane fields	Production	-		-	97	97
Other cattle	Consumable	-		2	-	2
Crops fields	Production	23	(i)	-	355	378
Total current biological assets		23		77	452	552
Total biological assets		30		567	452	1,049

(i) Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

During the six-month period ended December 31, 2016 and the year ended June 30, 2016 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 763 and Ps. 1,097 for the period ended December 31, 2016 and for the year ended June 30, 2016, respectively.

The following table presents the changes in Group’s Level 3 biological assets for the six-month period ended December 31, 2016 and for the year ended June 30, 2016:

Agricultural business
	Crops fields with significant biological growth	Sugarcane fields
As of June 30, 2015	40	60
Initial recognition and changes in the fair value of biological assets	936	328
Harvest	(670)	(295)
Foreign exchange gain	49	4
As of June 30, 2016	355	97
Initial recognition and changes in the fair value of biological assets	203	175
Harvest	(516)	(209)
Foreign exchange gain	2	26
As of December 31, 2016	44	89

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets (Continued)

When no quoted prices in an active market are available, values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

				Sensitivity (i)
Description	Pricing model	Parameters	Range	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Crops fields (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices	Argentina
			Yields: 1.5 - 8.5 tn./ha.	4	(4)
			Future of sale prices: 2,250 - 5,600 Ps./tn.	5	(5)
			Operating cost: 2,543 - 6,405 Ps./ha.	(2)	2

			Bolivia:
			Yields: 1.2 - 4.6 tn./ha.	1	(1)
			Future of sale prices: 145 - 300 Ps./tn.	2	(2)
			Operating cost: 55 - 62 Ps./ha.	(1)	1

Sugarcane fields (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices Discount rate	Brazil:
			Yields: 84.54 tn./ha.	34	(34)
			Future of sale prices: 86.28 Rs./tn.	25	(25)
			Operating cost: 65.62 Rs./tn.	(23)	23

			Bolivia:
			Yields: 31 - 115 tn./ha.	3	(3)
			Future of sale prices: 25 US$/tn	5	(5)
			Operating cost: 275 - 500 US$/ha.	(3)	3
(i)
Sensitivities have been modeled considering a 10% change in the indicated variable, all else being equal.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements as of June 30, 2016 and 2015.

As of December 31, 2016 and June 30, 2016, the better and maximum use of biological assets shall not significantly differ from the current use.

15.
Inventories

Breakdown of Group’s inventories as of December 31, 2016 and June 30, 2016 are as follows:

	December 31, 2016	June 30, 2016
Good for resale and supplies	3,045	2,858
Crops	203	325
Materials and supplies	301	250
Seeds and fodders	97	109
Beef	7	31
Telephones and others communication equipment	253	327
Total inventories	3,906	3,900

As of December 31, 2016 and June 30, 2016 the cost of inventories recognized as expense amounted to Ps. 663 and Ps. 946, respectively and they have been included in “Costs” in the Statements of Income / (Operations).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category

Determining fair values

The following note shows the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information about fair value hierarchy see Note 16 to the annual financial statements as of June 30, 2016. Financial assets and financial liabilities as of December 31, 2016 and June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2016
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	15,000	370	-	1,912	17,282	3,117	20,399
Investment in financial assets:
- Equity securities in public companies	-	1,334	94	677	2,105	-	2,105
- Equity securities in private companies	-	-	-	842	842	-	842
- Deposits	1,250	71	-	-	1,321	-	1,321
- Bonds	137	3,608	-	-	3,745	-	3,745
- Mutual funds	-	2,539	-	-	2,539	-	2,539
- Others	-	698	-	-	698	-	698
Derivative financial instruments:
- Crops futures	-	3	-	-	3	-	3
- Swaps	-	8	-	-	8	-	8
- Crops options	-	7	-	-	7	-	7
- Foreign-currency future contracts		12	15	-	27	-	27
Financial assets held for sale	-	6,143	-	-	6,143	-	6,143
Restricted assets	1,340	-	-	-	1,340	-	1,340
Cash and cash equivalents:
- Cash on hand and at bank	10,785	-	-	-	10,785	-	10,785
- Short-term bank in deposits	192	-	-	-	192	-	192
- Mutual funds	-	13,061	-	-	13,061		13,061
Total assets	28,704	27,854	109	3,431	60,098	3,117	63,215

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2016
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	17,448	-	-	-	17,448	3,972	21,420
Borrowings (excluding finance lease liabilities) (Note 22)	116,690	-	-	-	116,690	-	116,690
Derivative financial instruments:
- Crops futures	-	15	-	-	15	-	15
- Forward contracts	-	209	-	-	209	-	209
- Foreign-currency future contracts	-	16	-	-	16	-	16
- Crops options	-	2	-	-	2	-	2
Total liabilities	134,138	242	-	-	134,380	3,972	138,352

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	13,211	101	-	1,931	15,243	2,879	18,122
Investment in financial assets:
-Equity securities in public companies	-	1,400	-	499	1,899	-	1,899
-Equity securities in private companies	-	-	15	1,324	1,339	-	1,339
- Deposits	1,172	49	-	-	1,221	-	1,221
- Bonds	121	4,169	-	-	4,290	-	4,290
- Mutual funds	-	2,920	-	-	2,920	-	2,920
- Others	-	90	-	140	230	-	230
Derivative financial instruments:
- Crops options	-	7	-	-	7	-	7
- Foreign-currency options	-	2	-	-	2	-	2
- Foreign-currency future contracts	-	-	25	-	25	-	25
- Swaps	-	-	4	-	4	-	4
- Others	-	7	16	-	23	-	23
Financial assets held for sale		4,602	-	-	4,602	-	4,602
Restricted assets	877	-	-	-	877	-	877
Cash and cash equivalents:
- Cash on hand and at bank	6,359	-	-	-	6,359	-	6,359
- Short term investments	-	7,737	-	-	7,737	-	7,737
Total assets	21,740	21,084	60	3,894	46,778	2,879	49,657

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	18,917	-	-	-	18,917	1,054	19,971
Borrowings (excluding finance lease liabilities) (Note 22)	106,271	-	-	10,999	117,270	-	117,270
Derivative financial instruments:
- Crops futures	-	33	-	-	33	-	33
- Forward contracts	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	28	3	-	31	-	31
- Crops options	-	5	-	-	5	-	5
- Foreign-currency options	-	1	-	-	1	-	1
Total liabilities	125,188	265	3	10,999	136,455	1,054	137,509

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

Clal

As mentioned in Note 16 to the annual financial statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. As of the date of this Unaudited Condensed Interim Consolidated Financial Statement, there was no further information on the subject. It should be noted that on December 31, 2016 the Group was obliged to sell the 10% interest in Clal. Clal appealed to the Israel Concentration Committee asking that the significant company status be reviewed and Dolphin also presented an appeal with the Supreme Court of Israel. The Group cannot estimate the outcome of such appeals.

The following table presents the changes in Level 3 financial instruments for the six-month period ended December 31, 2016 and the year ended June 30, 2016.

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2016. See Note 16 to the annual financial statements.

	Investments in financial assets - Public companies securities	Investments in financial assets - Private companies securities	Investments in financial assets - Others	Derivative financial instruments - Warrants of Condor	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer shares in IDBD	Loans - Non-recourse loan	Trade and other receivables (Cellcom)	Total
Balance as of June 30, 2015	349	102	-	7	-	(501)	-	-	(43)
Additions and acquisitions	50	27	-	-	-	-	-	-	77
Transfer to level 3	-	-	-	-	1,529	-	(26)	-	1,503
Currency translation adjustment	-	291	52	-	82	(18)	(3,608)	706	(2,495)
Obtainment of control over IDBD	-	861	88	-	(1,047)	-	(7,336)	1,187	(6,247)
Disposal	-	-	-	-	-	500	-	-	500
Gains and losses recognized in the year (i)	100	43	-	(7)	(564)	19	(29)	38	(400)
Balance as of June 30, 2016	499	1,324	140	-	-	-	(10,999)	1,931	(7,105)
Additions and acquisitions	-	10	-	-	-	-	-	-	10
Reclassification to liabilities held for sale	-		-	-	-	-	11,272	-	11,272
Cancellation	-	-	-	-	-	-	-	(81)	(81)
Currency translation adjustment	-	(289)	(181)	-	-	-	242	62	(166)
Gains and losses recognized in the period (ii)	178	(203)	41	-	-	-	(515)	-	(499)
Balance as of December 31, 2016	677	842	-	-	-	-	-	1,912	3,431

(i)
As of June 30, 2016 includes Ps. (564) and Ps. 164 within Share of profit / (loss) from joint ventures and associates and within Financial results, net in the Statement of Income / (Operatios), respectively.
(ii)
Included within “Financial results, net” in the Statement of Income / (Operations).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model / method	Parameters	Range
Trade and other receivables - Cellcom	Discounted cash flows	Discount rate.	3.3
Interest-rate swaps	Cash flows - theoretical price	Interest rate futures contract and cash flow forward contract.	-
Preferred shares of Condor	Binomial tree - Theoretical price I	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).	Price of underlying assets 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve).	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).	Price of underlying assets 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	-
Avenida Inc.	Market approach valuation	Assets and liabilities market value	-
Investments in financial assets - Other private companies securities	Cash flows / NAV – Theoretical price
Projected revenue discounted at the discounting rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its financial statements, based on fair value or investment assessments.
1 - 3.5
Investments in financial assets - Others	Discounted cash flows – Theoretical price
Projected revenue discounted at the discounting rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its financial statements, based on fair value or investment assessments.

1 - 3.5

As of December 31, 2016, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Trade and other receivables

The table below shows trade and other receivables of the Group as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Non-current
Trade receivables
Trade, leases and services receivable	2,109	2,015
Receivables from sale of agriculture products and agricultural properties	23	54
Less: allowance for doubtful accounts	(4)	(2)
Non-current trade receivables	2,128	2,067
Other receivables
Tax credits	215	119
Guarantee deposits	35	24
Prepayments	1,408	1,320
Loans	350	239
Others	25	4
Non-current other receivables	2,033	1,706
Non-current trade and other receivables	4,161	3,773

Current
Trade receivables
Trade, leases and services receivable	12,770	11,067
Receivables from sale of agricultural products, agricultural properties and farmlands leases	53	384
Less: allowance for doubtful accounts	(207)	(189)
Total current trade receivables	12,616	11,262
Other receivables
Tax credits	242	191
Guarantee deposits	89	78
Prepayments	1,252	1,009
Borrowings granted, deposits, and other balances	1,391	1,243
Others	437	375
Total current other receivables	3,411	2,896
Total current trade and other receivables	16,027	14,158
Total trade and other receivables	20,188	17,931

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Trade and other receivables (Continued)

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	December 31, 2016	June 30, 2016
Beginning of the year	191	120
Recovery	(12)	(53)
Used during the period / year	(146)	(4)
Creation	129	113
Currency translation adjustment	5	15
Assets incorporated by business combination	44	-
End of the period / year	211	191

The addition and release of allowance for doubtful account have been included in “Selling expenses” in the Statement of Income / (Operations) (Note 26).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended as of December 31, 2016 and 2015.

	December 31, 2016	December 31, 2015
Loss for the period	(453)	(1,292)
Profit from discontinued operations	4,273	-
Adjustments for:
Income tax expense	(495)	11
Depreciation and amortization	2,966	139
Gain from disposal of investment properties	(103)	(1,022)
Gain from disposal of farmlands	(72)	-
Gain on the revaluation of receivables arising from the sale of farmland	8	(12)
Disposal of goodwill	-	4
Loss from disposal of property, plant and equipment	19	-
Release of investment property and property, plant and equipment	-	(14)
Dividends income	-	(10)
Share based payments	52	22
Unrealized gain on derivative financial instruments	(29)	(637)
Changes in fair value of financial assets	(63)	867
Recognition of intangible assets due to TGLT agreement	27	-
Results for business combination	(44)	-
Financial results, net	3,303	2,588
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	(676)	2
Changes in the net realizable value of agricultural produce after harvest	77	(114)
Provisions	209	102
Share of loss of associates and joint ventures	102	403
Gain from disposal of subsidiaries and joint ventures	(4,709)	(3)
Loss from repurchase of Non-convertible Notes	17	-
Other operating results	(12)	(6)

Changes in operating assets and liabilities:
Decrease / (Increase) in biological assets	602	(204)
Decrease in inventories	153	126
Increase in trading properties	301	-
Increase in trade and other receivables	(1,785)	(304)
Increase in derivative financial instruments	13	(12)
Increase in trade and other payables	1,339	216
Decrease in employee benefits	(79)	(75)
Decrease in provisions	(49)	(3)
Operating development of discontinued operations	223	-
Net cash generated from continuing operating activities before income tax paid	5,115	772

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred during the six-month periods ended as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Dividends not collected	(9)	(2)
Increase of investments in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	20	-
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	8	-
Decrease in investments in associates and joint ventures through a decrease in borrowings	8	-
Increase in intangible assets through an increase in trade and other payables	64	-
Increase in investment properties through an increase in trade and other payables	339	-
Increase in trade and other receivables through a decrease in property, plant and equipment	(16)	-
Decrease in trade and other payables through an increase in borrowings	(5)	-
Stock plan granted	(5)	6
Decrease of treasury shares	(7)	-
Distribution of dividends not yet paid	22	-
Transfer of trading property to investment property	-	15
Tender offer reserve through a decrease in liabilities from derivative financial instruments	-	186
Increase in interest in associates through a decrease in assets from derivative financial instruments	-	366
Increase in other assets through a decrease in investment in associates and joint ventures	-	4,127
Increase in trade and other payables through a decrease in liabilities from derivative financial instruments	-	1,653

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale

	December 31, 2016	December 31, 2015
Investment properties	-	(28,821)
Property, plant and equipment	1,482	(13,734)
Trading properties	-	(2,437)
Intangible assets	4	(1,288)
Investments in joint ventures and associates	123	(9,043)
Deferred income tax	41	3,597
Trade and other receivables	950	(9,546)
Investment in financial assets	-	(6,695)
Derivative financial instruments	-	(280)
Inventories	8	(1,822)
Restricted assets	-	(250)
Income tax and minimum presumed income tax credits	-	(91)
Assets held for sale	-	(4,475)
Trade and other payables	(1,007)	11,550
Payroll and social security liabilities	(114)	794
Borrowings	(648)	68,174
Provisions	2	1,089
Income tax and minimum presumed income tax liabilities	1	316
Employee benefits	(43)	405
Net amount of non-cash assets incorporated / held for sale	799	7,443

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash flow information (Continued)

	December 31, 2016	December 31, 2015
Cash and cash equivalents	54	(9,193)
Non-controlling interest	45	2,235
Goodwill not yet allocated	(23)	(1,901)
Net amount of assets incorporated / held for sale	875	(1,416)
Interest held before acquisition	31	1,416
Results from business combination	44	-
Cash and cash equivalents incorporated / held for sale	(54)	9,193
Net outflow of cash and cash equivalents / assets and liabilities held for sale	896	9,193

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Shareholders’ Equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2016, and should therefore be read in Note 27 to the Annual Financial Statements.

Group’s other reserves at December 31, 2016 and 2015 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for Cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for defined benefit plans	Other Reserves Subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2016	(32)	159	808	95	31	(6)	(1)	32	1,086
Adjustment due to change to accounting standards	-	-	-	-	-	-	-	-	-
Balances adjusted as of June 30, 2016	(32)	159	808	95	31	(6)	(1)	32	1,086
Other comprehensive income / (loss) for the period	-	-	435	-	-	(7)	-	-	428
Total comprehensive income / (loss) for the period	-	-	435	-	-	(7)	-	-	428
As provided by Shareholders’ Meeting held on October 31, 2016:
- Share Distribution	7	-	-	-	-	-	-	(7)	-
- Release reserve for future dividends	-	-	-	-	(31)	-	-	-	(31)
Equity-settled compensation	-	-	-	7	-	-	-	-	7
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in non-controlling interest	-	(99)	-	-	-	-	-	-	(99)
Balance as of December 31, 2016	(25)	60	1,243	97	-	(13)	(1)	25	1,386

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Shareholders’ Equity (Continued)

	Cost of treasury shares	Changes in non-controlling interest	Reserve for Cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for tender offer to non-controlling shareholders	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2015	(32)	54	463	82	-	-	32	599
Adjustment due to change to accounting standards	-	-	(3)	-	-	-	-	(3)
Balances adjusted as of June 30, 2015	(32)	54	460	82	-	-	32	596
Other comprehensive income for the period	-	-	439	-	-	-	-	439
Total comprehensive income for the period	-	-	439	-	-	-	-	439
Reserve for future dividends - Shareholders' meeting held 11.26.15	-	-	-	-	31	-	-	31
Equity-settled compensation	-	-	-	8	-	-	-	8
Equity incentive plan granted	-	-	-	(4)	-	-	-	(4)
Changes in non-controlling interest	-	63	-	-	-	-	-	63
Reserve for tender offer to non-controlling shareholders	-	-	-	-	-	(121)	-	(121)
Currency translation adjustment for interest held before business combination	-	-	(92)	-	-	-	-	(92)
Balance as of December 31, 2015	(32)	117	807	86	31	(121)	32	920

Dividends

On November 3, 2016, the Board of Directors of Cresud decided to carry out a pro rata distribution among those registered as existing shareholders as of November 16, 2016 of 3,833,352 Treasury shares, which represents 0.00774216906 shares per share. This amounts to 0.76415967% on the capital stock of Ps. 501,642,804 and a 0.774216906 % on the capital stock net of Treasury shares, starting on November 17, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Trade and other payables

Group’s trade and other payables as of December 31, 2016 and June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Non-current
Trade payables
Trade payables	1,380	525
Total non-current trade payables	1,380	525
Other payables
Deferred incomes	64	65
Taxes payable	6	8
Others	1,307	930
Total non-current other payables	1,377	1,003
Total non-current trade and other payables	2,757	1,528

Current
Trade payables
Trade payables	12,218	11,392
Accrued invoices	777	612
Leases and services payments received in advance	3,607	4,594
Total current trade payables	16,602	16,598
Other payables
Deferred incomes	-	2
Taxes payable	273	333
Other liabilities with non-controlling shareholders	-	6
Dividends payable to non-controlling shareholders	54	435
Others	1,734	1,069
Total current other payables	2,061	1,845
Total current trade and other payables	18,663	18,443
Total trade and other payables	21,420	19,971

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.
Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Guarantees and other provisions	Total as of December 31, 2016	Total as of June 30, 2016
Beginning of the period / year	704	841	114	296	427	2,382	442
Additions	95	166	-	4	88	353	264
Unused amounts reversed	(99)		-	(104)	(20)	(223)	(70)
Used during the period / year	(13)	-	-	-	-	(13)	-
Contributions	-	-	-	-	-	-	(18)
Liabilities incorporated by business combination	2	-	-	-	-	2	969
Currency translation adjustment	32	51	5	7	26	121	795
End of the period / year	721	1,058	119	203	521	2,622	2,382

	December 31, 2016	June 30, 2016
Non-current	1,585	1,341
Current	1,037	1,041
Total	2,622	2,382

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.

As mentioned in Note 22 to the Annual Financial Statements, on February 23, 2016, a class action was filed against the Company, IRSA, some first-line managers and directors with the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.
Provisions (Continued)

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Company, some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Subsequently, the Company and IRSA requested that the complaint be moved to the district of New York, which request was granted.

The Company holds that such allegations are meritless and intends to make a strong defense in this action.

22.
Borrowings

Group’s borrowings as of December 31, 2016 and June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Non-current
Non-convertible notes	83,836	69,997
Bank loans and others	6,352	6,737
Non-recourse loan	6,221	16,975
Other borrowings	138	99
Non-current borrowings	96,547	93,808

Current
Non-convertible notes	14,404	15,595
Bank loans and others	3,228	4,605
Bank overdrafts	425	1,397
Other borrowings	2,112	1,891
Current borrowings	20,169	23,488
Total borrowings	116,716	117,296

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

Urban properties and investment business of the operations center in Argentina

● On September 1, 2016, Non-Convertible Notes Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results are shown below:


Non-convertible notes Class VII for an amount of Ps. 384.2 to be matured 36 months after the issuing date, which accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.


Non-convertible notes Class VIII for an amount of US$ 184.5 million (equivalent to Ps. 2,771) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

Urban properties and investment business of the operations center in Israel

● In July 2016, Shufersal repurchased NCN Series B for a nominal value of NIS 511 million (equivalents to Ps. 2,771) with an increase of the issue of NCN Series F by a ratio of 1.175 for each NIS 1 of the Series B. The NCN Series B acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of it.

● On August 2, 2016, lDBD has issued a new series of NCN in the Israeli market in an amount of NIS 325 million (equivalent to Ps. 1,213) due in 2019, at an annual IPC (indexed interest rate) plus 4.25%. These NCN are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. In January 2017, the Court ordered that IDBD should refrain from securing the debentures in excess of 5% of Clal’s shares, as they are already securing in part a loan by Menorha.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of the debentures, which was effected on November 1, 2016 for an approximately amount of NIS 239 million at nominal value (“the redeemed portion”) and represents a total of approximately NIS 244 million with respect to principal, interest and compensation for early redemption. The early redemption represented 73.7% of the outstanding principal balance of the debentures.

In addition, IDBD issued debentures (Series L) for a total of NIS 381 million (equal to Ps. 1,565). The debentures accrue interest at a rate of 6.95%. The principal will be repaid in a single payment on November 28, 2019. The first interest payment will be made on February 28, 2017 for the period spanning from the issue date to the payment date. The remaining interest payments will be made in 4 annual consecutive quarterly installments due in February, May, August and November each year. In order to ensure full compliance with all commitments, IDBD pledged DIC’s shares for nearly 46.2 million.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 million (equivalent to Ps. 1,344). The bonds were placed at an internal rate of return of 5.70%.

● In October 2016, PBC issued debentures for NIS 102 million (equal to Ps. 417), at an annual effective rate of 2.99% indexed to the CPI, and also issued debentures for roughly NIS 497 million (equal to Ps. 2,055) at an effective rate of 4.10% with no CPI indexation clause.

● IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions. It was agreed between IDBD and financial entities corporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by March 2017. These covenants are currently suspended until December 2016. If such arrangement is not reached, then with respect to the results for IDBD´s first quarter of 2017 and thereafter, the previous financial covenants will re-apply. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds which were determined in the past with respect to the "Liquidity Covenant" and the "Economic Equity Covenant".

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers by Company as of December 31, 2016 and June 30, 2016 was as follows:

	December 31, 2016
	Agricultural business				Urban properties and investments business
					Operations Center in Argentina				Operations Center in Israel
Debt	Cresud	BrasilAgro	Others	Subtotal	IRSA	IRSA CP	Others	Subtotal Operations Center in Argentina	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal Operations Center in Israel	Subtotal	Total
Non-convertible notes	2,979	-	-	2,979	4,477	6,121	-	10,598	9,009	14,584	10,735	16,165	34,170	-	84,663	95,261	98,240
Bank loans and others	1,206	549	68	1,823	-	6	4	10	1,994	956	11	829	3,018	939	7,747	7,757	9,580
Non-recourse loan	-	-	-	-	-	-	-	-	-	-	-	-	6,221	-	6,221	6,221	6,221
Bank overdrafts	78	-	42	120	187	95	23	305	-	-	-	-	-	-	-	305	425
Other borrowings	-	131	-	131	8	10	177	195	-	-	-	-	1,924	-	1,924	2,119	2,250
Total debt	4,263	680	110	5,053	4,672	6,232	204	11,108	11,003	15,540	10,746	16,994	45,333	939	100,555	111,663	116,716

	June 30, 2016
	Agricultural business				Urban properties and investments business
					Operations Center in Argentina				Operations Center in Israel
Debt	Cresud	BrasilAgro	Others	Subtotal	IRSA	IRSA CP	Others	Subtotal Operations Center in Argentina	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal Operations Center in Israel	Subtotal	Total
Non-convertible notes	3,283	-	-	3,283	2,287	5,799	-	8,086	7,807	12,436	10,037	15,277	28,666	-	74,223	82,309	85,592
Bank loans and others	452	440	15	907	-	44	13	57	2,214	1,171	16	779	2,003	4,195	10,378	10,435	11,342
Non-recourse loan	-	-	-	-	-	-	-	-	-	10,999	-	-	5,976	-	16,975	16,975	16,975
Bank overdrafts	114	-	47	161	859	40	45	944	-	-	-	-	-	292	292	1,236	1,397
Other borrowings	-	12	-	12	15	10	119	144	-	-	-	-	1,834	-	1,834	1,978	1,990
Total debt	3,849	452	62	4,363	3,161	5,893	177	9,231	10,021	24,606	10,053	16,056	38,479	4,487	103,702	112,933	117,296

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

	Agricultural business
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest Rate %	Capital nominal value in million Issue currency	Value as of December 31, 2016	Value as of June 30, 2016
Non-	Cresud	Unsecured	XIV	US$	Fixed	N/A	2018	1.50%	64	483	482
convertible	Cresud	Unsecured	XVI	US$	Fixed	N/A	2018	1.50%	218	1,385	1,446
notes	Cresud	Unsecured	XVIII	US$	Fixed	N/A	2019	4.00%	68	523	512
	Cresud	Unsecured	XIX	Ps.	Fixed	N/A	2016	27.50%	187	-	189
	Cresud	Unsecured	XX	US$	Fixed	N/A	2019	2.50%	36	50	123
	Cresud	Unsecured	XXI	Ps.	Floating	N/A	2017	Badlar + 375 bp.	384	198	197
	Cresud	Unsecured	XXII	US$	Fixed	N/A	2019	4.00%	44	340	334
Subtotal Non-convertible notes										2,979	3,283

Bank loans and others	Cresud	Unsecured	-	US$	Floating	N/A	2022	Libor + 300 BP or 6% (the higher)	30	212	200
	Cresud	Unsecured	-	Ps.	Fixed	N/A	2016	15.01%	31	32	17
	Cresud	Unsecured	-	Ps.	Floating	TEPF	2017	Rate Survey PF 30-59 days	40	7	11
	Cresud	Unsecured		US$	Fixed	N/A		3.50%	15	285	225
	Cresud	Secured	-	US$	Fixed	N/A	2020	10.75% - 7.14% to 14.5%	6	1	1
	Cresud	Unsecured	-	US$	Fixed	N/A	-	5.6%	40	623	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2.5%	3	47	-
	Brasilagro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 3 to 4.40	-	47	7
	Brasilagro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 3.45 to 4.45 SELIC + 3.45	-	256	211
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	7.51 to 15.12	-	238	130
	Brasilagro	Unsecured	-	Rs.	Fixed	N/A	-	6.92%	-	22	21
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	100% CDI	-	117	82
	Agropecuarias SC	Secured	-	Bol.	Fixed	N/A	-	6% annual		21	11
	Agropecuarias SC	Secured	-	Bol.	Fixed	N/A	-	6%	-	1	-
	Agropecuarias SC	Secured	-	Bol.	Fixed	N/A	-	6%	-	7	-
	FyO	Unsecured	-	US$	Fixed	N/A	-	3%	-	8	-
	Carnes Pampeanas	Secured	-	Ps.	Floating	N/A	-	6% annual	-	18	3
	Carnes Pampeanas	Secured	-	Ps.	Fixed	N/A	-	22.7%	-	12	-
Subtotal bank loans and others										1,954	919
Bank overdrafts										120	161
Total										5,053	4,363

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Operations Center in Argentina
	Company	Secured / Unsecured	Series / Class	Currency	Rate	Payment date of principal	Interest Rate %	Capital nominal value in million Issue currency	Value as of December 31, 2016	Value as of June 30, 2016
Non-	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2017	Badlar + 4 bp.	407	410	409
convertible	IRSA CP	Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,710	5,273
notes	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	75	-	1,159
	IRSA	Unsecured	Class VII	Ps.	Floating	2019	Badlar + 299	384	386	-
	IRSA	Unsecured	Class VIII	US$	Fixed	2019	7.0%	184	2,899	-
	IRSA	Unsecured	Class VI	Ps.	Floating	2017	Badlar + 450bps	11	11	127
	IRSA	Unsecured	Class V	Ps.	Floating	2015	Badlar + 395bps	-	-	-
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	75	1,182	1,118
Total Non-convertible notes									10,598	8,086

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	1	1
and others	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	15	7	14
	IRSA CP	Secured	-	US$	Fixed	2020	3.2% to 14.3%	-	4	5
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	1	-	1
	IRSA CP	Unsecured	-	Ps.	Fixed	2017	26.50%	7	5	7
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	23%	36	-	36
	IRSA CP	Unsecured	-	Ps.	Fixed / Floating	2016	Badlar / 8.50%	6	7	6
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25%	6	-	6
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25%	1	-	1
	NFSA	Unsecured	-	Ps.	Fixed	2016	24%	6	4	6
	BNSA	Secured	-	Ps.	Floating	-	Libor	44	50	-
	LIVECK	Secured	-	US$	Fixed	2017	-	2	37	35
	LIVECK	Secured	-	US$	Fixed	-	3.50%	5	90	83
Total bank loans and others									205	201
Bank overdrafts									305	944
Subtotal Operations Center in Argentina									11,108	9,231

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)
	Operations Center in Israel
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of December 31, 2016	Value as of June 30, 2016
Non-	IDBD	Unsecured	G	NIS	Fixed	CPI	2016 – 2018	4.50%	535	2,431	3,534
convertible	IDBD	Unsecured	I	NIS	Fixed	CPI	2020 – 2025	4.95%	1,013	3,430	3,164
notes	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	309	1,242	1,109
	IDBD	Unsecured	K	NIS		CPI	2019	4.84%	325	341	-
	IDBD	Secured	L	NIS	Fixed	N/A	2019	7.58%	381	1,565	-

	DIC	Unsecured	D	NIS	Fixed	CPI	2012 – 2016	5.00%	103	-	510
	DIC	Unsecured	F	NIS	Fixed	CPI	2017 – 2025	4.95%	3,022	11,989	9,427
	DIC	Unsecured	G	NIS	Fixed	N/A	2012 – 2016	6.35%	8	33	31
	DIC	Unsecured	H	NIS	Fixed	CPI	2014 – 2019	4.45%	93	421	541
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	513	2,141	1,927

	Shufersal	Unsecured	B	NIS	Fixed	CPI	2015 – 2019	5.20%	512	730	5,161
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	114	486	459
	Shufersal	Unsecured	D	NIS	Fixed	CPI	2014 – 2029	2.99%	413	1,691	1,584
	Shufersal	Unsecured	E	NIS	Fixed	N/A	2014 – 2029	5.09%	392	3,727	1,580
	Shufersal	Unsecured	F	NIS	Fixed	CPI	2020 – 2028	4.30%	918	4,101	1,253

	Cellcom	Unsecured	B	NIS	Fixed	CPI	2013 – 2017	5.30%	185	945	880
	Cellcom	Unsecured	D	NIS	Fixed	CPI	2013 – 2017	5.19%	300	1,482	2,865
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	164	708	673
	Cellcom	Unsecured	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	3,173	3,032
	Cellcom	Unsecured	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,262	1,230
	Cellcom	Unsecured	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	3,676	3,483
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	804	3,272	3,114
	Cellcom	Unsecured	J	NIS		CPI	2021 – 2026	2.62%	103	418	-
	Cellcom	Unsecured	K	NIS		N/A	2021 – 2026	3.75%	304	1,229	-

	PBC	Unsecured	C	NIS	Fixed	CPI	2009 – 2017	5%	550	2,849	2,666
	PBC	Unsecured	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,317	6,998	6,641
	PBC	Unsecured	F	NIS	Fixed	CPI	2015 – 2023	4.95%	974	4,396	4,195
	PBC	Unsecured	G	NIS	Fixed	N/A	2015 – 2025	7.05%	669	3,165	3,054
	PBC	Unsecured	H	NIS	Fixed	N/A	2015 – 2025	7.05%	400	1,628	-
	PBC	Unsecured	I	NIS	Fixed	CPI	2018 – 2029	2.99%	102	417	-
	PBC	Unsecured	J	NIS	Fixed	N/A	2018 – 2029	4.10%	497	2,055	-
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	1,585	1,433	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	786	8,951	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	215	928	907
	PBC	Unsecured	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	255	1,350	1,293
Total Non-
Convertible notes										84,663	74,223

Bank loans	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	250	907	1,117
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	67	237	265
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	56	192	198
	IDBD	Secured (1)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	658	634

	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	-	110	167
	DIC	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	-	319	397
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	-	270	311
	DIC	Unsecured	-	NIS	Fixed	Prime interest rate	2015 – 2018	2.20%	-	257	296

	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	3	4
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	2	3
	Shufersal	Secured		NIS	Fixed	CPI	2015 – 2017	4.75%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.40%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	3.25%	1	4	5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)
	Operations Center in Israel
Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of December 31, 2016	Value as of June 30, 2016
PBC	Unsecured	-	NIS	Floating	CPI	2015 – 2020	1.97%	-	146	154
PBC	Unsecured	-	NIS	Floating	CPI	2020	2.65%	-	331	311
PBC	Unsecured	-	NIS	Fixed	N/A	2015 – 2020	3.07%	-	69	76
PBC	Unsecured	-	NIS	Fixed	N/A	2016	1.70%	-	-	1,176
PBC	Secured	-	NIS	Floating	CPI	2011 – 2018	1.55%	-	247	286
PBC	Unsecured	-	NIS	Floating	CPI	2002 – 2019	1.73%	-	290	327
PBC	Secured	-	NIS	Floating	CPI	2008 – 2016	1.95%	-	-	32
PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.87%	-	417	409
PBC	Secured	-	NIS	Floating	CPI	2014 – 2022	1.77%	-	317	323
PBC	Secured	-	NIS	Floating	CPI	2013 – 2021	1.87%	-	211	219
PBC	Secured	-	NIS	Floating	CPI	2015 – 2022	1.86%	-	161	165
PBC	Secured	-	NIS	Floating	CPI	2011 – 2019	1.26%	-	-	149
PBC	Secured	-	NIS	Floating	CPI	2009 – 2017	1.80%	-	-	36
PBC	Secured	-	NIS	Floating	CPI	2022	1.88%	-	386	366
PBC	Secured	-	NIS	Fixed	N/A	2016 – 2016	1.26%	-	164	156
PBC	Secured	-	NIS	Floating	CPI	2015 – 2020	1.57%	-	80	85
PBC	Secured	-	NIS	Floating	CPI	2020	2.14%	-	199	188
PBC	Unsecured	-	NIS	Floating	CPI	2009 – 2016	12.16%	-	-	11

Bartan	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2022	2.35%	-	4	8
Bartan	Secured		NIS	Floating	Prime interest rate	2022	2.89%	-	12	19
Bartan	Secured	-	NIS	Floating	Prime interest rate	2022	2.95%	-	16	16

IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	-	5.66%	13	-	51
IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2015 – 2018	5.21%	197	-	767

IDBG	Unsecured	-	US$	Floating	Libor interest rate	2015 - 2015	Libor + 5%	227	907	869
Cellcom	Unsecured	-	NIS	Fixed	N/A	2016 - 2021	4.60%	200	829	778
Total bank loans									7,747	10,378
Bank overdrafts									-	292
Non-recourse loans									6,221	16,975
Other borrowings									1,924	1,834
Total Operations Center in Israel									100,555	103,702
(1) Pertains to a loan with Menorah Group which is secured with a Clal and DIC's shares.

Borrowings fair value as of December 31, 2016 and June 30, 2016 amounts to ps. 119,354 (Ps. 3,740 corresponding to agricultural business, Ps. 12,884 to the Operation Center in Argentina and Ps. 102,730 to the Operation Center in Israel) and to Ps. 121,455 (Ps. 2,975 corresponding to agricultural business, Ps. 9,977 to Operation Center in Argentina and Ps. 108,503 to Operation Center in Israel).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Taxation

The details of the provision for the Group’s income tax is as follows:

	December 31, 2016	December 31, 2015
Current income tax	(410)	(174)
Deferred income tax	905	164
MPIT	-	(1)
Income tax	495	(11)

The statutory tax rate in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	between 0% - 25%
Bolivia	25%
United States	between 0% - 45%
Bermudas	0%
Israel	24% (i)

(i) In December 2016, the Israeli government modified the income tax rate thereby generating a reduction from 25% to 24% for 2016 and 2017 calendar years, and to 23% for 2018 calendar year onwards. The change of interest rate for fiscal year 2016 became effective on December 29, 2016. The effect from the rate change is recorded as part of the deferred tax expense.

Below is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate, applicable in the respective countries, on the income/loss before income tax for the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Tax calculated at the tax rates applicable to profits in the respective countries	645	440
Permanent differences:
Share of profit / (loss) of associates and joint ventures	146	(414)
Unrecognized tax losses	(104)	(8)
Reimbursement of tax losses	-	10
Non-taxable income	(35)	-
Non-deductible expenses	(2)	(36)
Others	(155)	(3)
Income tax from continuing operations	495	(11)

No charges have been reported for tax associated to discontinued operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Taxation (Continued)

The gross movements on the deferred income tax account were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	(6,007)	501
Currency translation adjustment	(552)	(2,225)
Reserve for changes in non-controlling interest	-	(88)
Reclassification to liabilities held for sale	24	-
Use of tax loss carry-forwards	(47)	(366)
Charged / Credited to the Statements of Income/(Operations)	905	852
Business combinations	(7)	(4,681)
End of the period / year	(5,684)	(6,007)

24.
Revenues

	December 31, 2016	December 31, 2015
Sale of trading properties	814	1
Crops	541	451
Cattle	75	70
Dairy	51	31
Sugarcane	235	169
Supplies	63	42
Beef	675	408
Sale of communication equipment	1,926	-
Revenue from supermarkets	23,476	-
Sales revenues	27,856	1,172
Consignment revenues	139	22
Rental and service incomes	4,244	1,918
Income from hotel services	396	244
Income from communication services	5,937	-
Income from tourism services	39	-
Agricultural rental and services	9	9
Commissions	50	22
Others	26	4
Services income	10,840	2,219
Total revenues	38,696	3,391

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.
Costs

	December 31, 2016	December 31, 2015
Other operative costs	5	4
Cost of property operations	5	4
Crops	1,099	670
Cattle	214	149
Dairy	94	63
Sugarcane	347	260
Supplies	45	36
Beef	610	334
Agricultural rental and services	12	7
Consignment costs	6	3
Commissions	42	26
Others	27	3
Costs of agricultural sales and services	2,496	1,551
Costs of leases and services	1,889	797
Costs of trading properties and developments	822	7
Costs of hotel operations	254	171
Costs of sale of communication equipment	1,283	-
Costs of communication services	4,073	-
Costs of tourism services	81	-
Costs of supermarkets	17,544	-
Total costs	28,447	2,530

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Expenses by nature

The Group discloses expenses in the statement of income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

For the six-month period ended as of December 31, 2016:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of leases and services	Cost of trading properties and developments	Cost of hotel operations	Cost of sale of communication equipment	Cost of communication services	Cost of tourism services	Cost of Supermarkets	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	18	1	-	15	1	1	-	-	-	-	36	18	4	58
Depreciation and amortization	32	27	2	554	-	6	-	869	80	104	1,674	266	1,026	2,966
Doubtful accounts	-	-	-	-	-	-	-	-	-	-	-	34	84	118
Advertising, publicity and other selling expenses	-	-	-	184	-	-	-	-	-	-	184	-	768	952
Taxes, rates and contributions	3	8	-	103	2	-	-	-	-	-	116	14	401	531
Maintenance and repairs	12	18	-	635	8	41	-	-	-	-	714	36	340	1,090
Fees and payments for services	90	4	-	61	-	10	-	797	-	-	962	331	832	2,125
Director´s fees	-	-	-	-	-	-	-	-	-	-	-	112	-	112
Payroll and social security liabilities	94	56	3	329	1	142	-	464	-	637	1,726	788	2,632	5,146
Cost of sale of goods and services	-	-	-	-	810	-	1,283	19	-	-	2,112	-	-	2,112
Changes in biological assets and agricultural produce	1,293	-	-	-	-	-	-	-	-	-	1,293	-	-	1,293
Supplies and labor	85	719	-	-	-	-	-	-	-	-	804	-	1	805
Freights	-	10	-	-	-	-	-	-	-	-	10	-	140	150
Bank commissions and expenses	7	-	-	-	-	-	-	-	-	-	7	4	3	14
Conditioning and clearance	-	-	-	-	-	-	-	-	-	-	-	-	22	22
Travel and library expenses	3	6	-	-	-	-	-	-	-	-	9	5	1	15
Export expenses	-	-	-	-	-	-	-	-	-	-	-	-	1	1
Others	9	1	-	8	-	54	-	1,924	1	16,803	18,800	411	749	19,960
Total expenses by nature	1,646	850	5	1,889	822	254	1,283	4,073	81	17,544	28,447	2,019	7,004	37,470

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Expenses by nature (Continued)

For the six-month period ended as of December 31, 2015:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of property operations	Cost of trading properties and developments	Cost of hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	2	-	-	15	1	-	18	4	1	23
Depreciation and amortization	18	8	2	98	-	6	132	6	1	139
Doubtful accounts	-	-	-	-	-	-	-	-	18	18
Advertising, publicity and other selling expenses	-	-	-	169	-	-	169	-	22	191
Taxes, rates and contributions	1	5	-	61	1	-	68	12	92	172
Maintenance and repairs	6	10	-	200	4	23	243	24	1	268
Fees and payments for services	78	2	-	3	-	6	89	94	8	191
Director´s fees	-	-	-	-	-	-	-	88	-	88
Payroll and social security liabilities	63	41	2	245	-	103	454	146	28	628
Cost of sale of goods and services	-	-	-	-	1	-	1	-	-	1
Food, beverage and other lodging expenses	-	-	-	-	-	21	21	-	-	21
Changes in biological assets and agricultural produce	814	-	-	-	-	-	814	-	-	814
Supplies and labor	15	459	-	-	-	-	474	-	1	475
Freights	1	7	-	-	-	-	8	-	66	74
Commissions and expenses	4	-	-	-	-	-	4	3	2	9
Conditioning and clearance	-	-	-	-	-	-	-	-	14	14
Travel and library expenses	6	6	-	-	-	-	12	2	-	14
Export expenses	-	-	-	-	-	-	-	-	25	25
Others	5	-	-	6	-	12	23	20	5	48
Total expenses by nature	1,013	538	4	797	7	171	2,530	399	284	3,213

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Other operating results, net

	December 31, 2016	December 31, 2015
Gain from commodity derivative financial instruments	28	45
Gain from disposal of interest in associates	-	3
Reversal of currency translation adjustment (ii)	-	148
Loss from disposal of other property items	(28)	-
Project analysis and assessment	(43)	-
Expenses related to the transfer of assets to IRSA CP	44	-
Contingencies (i)	(19)	(9)
Donations	(30)	(19)
Others	(67)	(2)
Total other operating results, net	(115)	166

(i)
Including legal costs and expenses.
(ii)
Pertains to the reversal of the currency translation adjustment generated in IDBD and Rigby following the partial repayment of principal of the company (Note 32 to the annual financial statements).

28.
Financial results, net

	December 31, 2016	December 31, 2015
Financial income
Interest income	420	70
Foreign exchange gains	173	397
Dividends income	28	10
Other financial income	191	-
Financial income	812	477
Financial costs
Interest expense	(3,637)	(618)
Foreign exchange losses	(1,055)	(2,539)
Other financial costs	(615)	(94)
Total financial costs	(5,307)	(3,251)
Other financial results:
Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss	1,528	(867)
Gain from repurchase of NCN	(17)	-
Gain from derivative financial instruments (except commodities)	120	682
(Loss) / Gain on the revaluation of receivables arising from the sale of farmland	(8)	12
Total other financial results	1,623	(173)
Total financial results, net	(2,872)	(2,947)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.
Related party transactions

See description of the main transactions carried out with related parties in Note 35 to the Annual Consolidated Financial Statements as of June 30, 2016.

The following is a summary of the balances with related parties as of December 31, 2016:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-	-
Supertel	Dividends payable	-	-	-	6	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-	-
Manibil	Contributions to be paid in	-	-	40	1	-	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	-	-	10	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	1	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(4)
BACS	Non-convertible notes	121	16	-	-	-	-	-	-
Total Associates		121	16	40	23	-	(2)	-	(4)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Loans granted	-	-	177		-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7)
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
	Share based payments	-	-	-	1	-	-	-	-
	Management fees	-	-	-	1	-	-	-	-
Quality	Management fees	-	-	-	4	-	-	-	-
Mehadrin	Commissions	-	-	-	-	-	(4)	-	-
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7)
Total Joint Ventures		-	-	177	10	-	(5)	-	(14)
Other related parties
CAMSA	Reimbursement of expenses	-	-	-	9	-	(3)	-	-
	Management fees	-	-	-	-	-	(104)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	-	(1)	-	-
Avenida Compras S.A.	Advertising spaces	-	-	-	5	-	-	-	-
Avenida Inc.	Advertising spaces	-	-	-	1	-	-	-	-
San Bernardo de Córdoba	Accrued invoices	-	-	-	-	-	(1)	-	-
La Rural S.A.	Leases and/or rights of use	-	-	-	43	-	-	-	-
		-	-	-	-	-	(1)	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Total Other related parties		-	-	-	60	-	(110)	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Parent company
IFISA	Financial operations	-	-	-	1,201	-	-	-	-
Total parent company		-	-	-	1,201	-	-	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	-	(39)	-	-
	Advances	-	-	-	4	-	-	-	-
Total Directors and Senior Management		-	-	-	4	-	(39)	-	-
Total		121	16	217	1,298	-	(156)	-	(18)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1	-	-	-
	Leases and/or rights of use	-	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-
Agro-Uranga S.A	Dividends receivables	-	-	-	1	-	-	-
	Brokerage	-	-	-	-	(1)	-	-
Agrofy S.A.	Other receivables	-	-	-	17	-	-	-
BHSA	Reimbursement of expenses	-	-	-	1	(1)	-	-
	Borrowings	-	-	-	-	-	(2)	(10)
BACS	Reimbursement of expenses	-	-	-	1	-	-	-
	Non-convertible notes	100	21	-	-	-	-	-
Total Associates		100	21	-	26	(3)	(2)	(10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Loans granted	-	-	162	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-
	Borrowings	-	-	-	-	-	-	(6)
	Share based payments	-	-	-	1	-	-	-
	Management fees	-	-	-	4	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-
Total Joint Ventures		-	-	162	14	-	-	(6)
Other related parties
CAMSA	Reimbursement of expenses	-	-	-	9	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(1)	-	-
IFISA (parent company)	Financial operations	-	-	-	1,074	-	-	-
	Reimbursement of expenses	-	-	-	12	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-
BNSA	Reimbursement of expenses	-	-	-	1	-	-	-
OASA	Borrowings	-	-	-	1	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-
Total Other related parties		-	-	-	1,101	(1)	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	(29)	-	-
	Advances	-	-	-	4	-	-	-
Total Directors and Senior Management		-	-	-	4	(29)	-	-
Total		100	21	162	1,145	(33)	(2)	(16)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2016:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Corporate services	Legal services	Financial operations	Donations
Associates
Tarshop S.A.	7	-	-	-	-	-	-	-
BACS	4	-	-	-	-	-	16	-
BHSA	2	-	-	-	-	-	(1)	-
Agro-Uranga S.A.	-	-	3	-	-	-	-	-
Adama	-	-	16	-	64	-	4	-
Total Associates	13	-	19	-	64	-	19	-
Joint Ventures
Cyrsa	-	-	-	-	-	-	(2)	-
NPSA	(1)	2	-	-	-	-	(1)	-
Total Joint Ventures	(1)	2	-	-	-	-	(3)	-
Other related parties
Consultores Asset Management S.A. (CAMSA)		(104)	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(4)
San Bernardo de Córdoba S.A.	(1)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Hammonet S.A.	1	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(6)	-	-
Condor	-	-	-	-	-	-	196	-
IFISA (parent company)	-	-	-	-	-	-	66	-
Total Other related parties	(1)	(104)	-	-	-	(6)	262	(4)
Directors and Senior Management
Directors	-	-	-	(93)	-	-	-	-
Senior Management	-	-	-	(7)	-	-	-	-
Total Directors and Senior Management	-	-	-	(100)	-	-	-	-
Total	11	(102)	19	(100)	64	(6)	278	(4)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2015:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	1	-	-	-	-
Tarshop S.A.	5	-	-	-	-	-	-
BACS	3	-	-	-	-	10	-
BHSA	1	-	-	-	-	(2)	-
Total Associates	9	-	1	-	-	8	-
Joint Ventures
Cyrsa	-	-	-	-	-	(1)	-
NPSA	-	2	-	-	-	(1)	-
Total Joint Ventures	-	2	-	-	-	(2)	-
Other related parties
Fundación IRSA	-	-	-	-	-	-	(3)
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(4)	-	-
Condor	-	-	-	-	-	(103)	-
IFISA (Parent Company)	-	-	-	-	-	12	-
Total Other related parties	(1)	-	-	-	(4)	(91)	(3)
Directors and Senior Management
Directors	-	-	-	(80)	-	-	-
Senior Management	-	-	-	(3)	-	-	-
Total Directors and Senior Management	-	-	-	(83)	-	-	-
Total	8	2	1	(83)	(4)	(85)	(3)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 – Investment properties
Note 11 – Property, plant and equipment
Exhibit B - Intangible assets	Note 13 – Intangible assets
Exhibit C - Equity investments	Note 8 – Investments in joint ventures
Note 9 – Investments in associates
Exhibit D - Other investments	Note 16 – Financial instruments by category
Exhibit E - Provisions	Note 21 – Provisions
Exhibit F – Cost of sales and services provided	Note 31 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 32 – Foreign currency assets and liabilities

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.
Cost of sales and services provided

Description	Biological assets	Inventories	Agricultural services	Services and other operating costs	Trading properties	Hotels	Mobile phones	Supermarkets	Properties	Others	Total as of 12.31.16	Total as of 12.31.15
Inventories as of 06.30.16	567	650	-	-	251	8	327	2,888	4,462	27	(i) 9,180	(ii) 1,030

Acquisition for business combination	-	-	-	-	-	-	-	-	-	-	-	5,819
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	113	38	-	-	-	-	-	-	-	-	151	135

Changes in the net realizable value of agricultural produce after harvest	-	(77)	-	-	-	-	-	-	-	-	(77)	112

Harvest	-	743	-	-	-	-	-	-	-	-	743	275
Acquisitions and classifications	24	1,012	-	-	-	-	1,150	16,443	-	-	18,629	687
Consume	(1)	(452)	-	-	-	-	-	-	-	-	(453)	(261)
Additions	-	-	-	-	6	1	-	-	-	-	7	16
Disposals	-	-	-	-	(1)	1	-	-	-	-	-
Transfers	-	-	-	-	-	-	-	-	-	(4)	(4)	(1)
Expenses incurred	11	149	12	999	13	234	4,054	740	658	97	6,967	1,056
Currency translation adjustment	7	12	-	-	16	-	63	552	858	5	1,513	37
Inventories as of 12.31.16	(607)	(555)	-	-	(274)	(10)	(237)	(3,079)	(4,277)	(25)	(iii) (9,064)	(iv) (6,917)
Cost as of 12.31.16	114	1,520	12	999	11	234	5,357	17,544	1,701	100	27,592	-
Cost as of 12.31.15	90	920	3	797	7	171	-	-	-	-	-	1,988

(i) Includes Ps. 9 corresponding to materials and supplies of IRSA and FYO and Ps. 6 of meet due for slaughtering of Carnes Pampeanas as of June 30, 2016.
(ii) Includes Ps. 9 corresponding to materials and supplies of IRSA and FYO as of June 30, 2015 and Ps. 3 of meet due for slaughtering of Carnes Pampeanas as of June 30, 2015.
(iii) Includes Ps. 12 corresponding to materials and supplies of IRSA and FYO as of December 31, 2016.
(iv) Includes Ps. 19 corresponding to materials and supplies of IRSA and FYO as of December 31, 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.16	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16
Assets
Trade and other receivables
Uruguayan Peso	-	-	-	3	0.334	1
US Dollar	88	15.21	1,342	43	14.940	637
Euros	13	16.49	212	12	16.492	195
Trade and other receivables related parties
US Dollar	52	15.31	800	42	15.040	635
Total trade and other receivables			2,354			1,468
Investment in financial assets
US Dollar	197	15.21	3,003	199	14.940	2,976
Pounds	1	19.47	13	1	19.763	19
Total Investment in financial assets			3,016			2,995
Derivative financial instruments
US Dollar	2	15.21	29	1	14.940	15
Total derivative financial instruments			29			15
Cash and cash equivalents
US Dollar	107	15.21	1,632	84	14.940	1,260
Euros	3	16.49	43	4	16.492	60
Total Cash and cash equivalents			1,675			1,320

Liabilities
Trade and other payables
New Israel Shekel	-	-	-	2	3.892	7
US Dollar	131	15.31	2,005	100	15.040	1,502
Euros	11	17.06	184	3	16.640	54
Swiss francs	-	15.63	1
Trade and other payables related parties
US Dollar	-	-	-	2	15.040	31
Total trade and other payables			2,190			1,594
Borrowings
US Dollar	2,208	15.31	33,810	1,945	15.040	29,246
Total borrowings			33,810			29,246
Derivative financial instruments
US Dollar	-	-	-	1	15.040	19
Total derivative financial instruments			-			19
(1)
Exchange rate as of December 31, 2016 and June 30, 2016 according to Banco Nación Argentina records.
(2)
Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 16).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.
Groups of assets and liabilities held for sale

As mentioned in Note 4, the investment in Israir has been reclassified to held for sale. Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd., but the terms and conditions of such sale have not yet been finalized. The assets and liabilities related to the Open Sky Ltd. transaction have been also reclassified. In addition, the equity interest of the Group in Adama and the related non-recourse loan had been reclassified to held for sale before the disposal.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value and fair value less cost of sale. Given that the book value of some assets was higher, an impairment loss of Ps. 231 has been recorded.

The following table shows the main assets and liabilities held for sale:

Group of assets held for sale:

December 31, 2016
Property, plant and equipment	1,482
Intangible assets	4
Investments in associates	246
Deferred income tax asset	61
Trade and other receivables	1,038
Inventories	8
Cash and cash equivalents	61
Total	2,900

Liabilities directly associated to assets classified as held for sale:

December 31, 2016
Trade and other payables	1,020
Payroll and social security expenses	114
Employee benefits	43
Deferred income tax liability	27
Borrowings	693
Total	1,897

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.
Profit from discontinued operations

The results of Israir and Open Sky operations, equity earnings in Adama and the financial costs associated to the non-recourse loan related to it, until its sale, and the gain/loss for the sale of its investment in Adama have been reclassified in the Statements of Income/(Operations) of Discontinued Operations.

	December 31, 2016
	Adama	Israir and Open Sky	Total
Revenues	-	2,603	2,603
Costs	-	(2,193)	(2,193)
Gross profit	-	410	410
General and administrative expenses	-	(93)	(93)
Selling expenses	-	(131)	(131)
Other operating results, net	(i) 4,803	-	4,803
Profit from operations	4,803	186	4,989
Share of profit of joint ventures and associates	406	-	406
Profit from operations before financing and taxation	5,209	186	5,395
Other financial results	(881)	(241)	(1,122)
Financial results, net	(881)	(241)	(1,122)
Profit / (Loss) before income tax	4,328	(55)	4,273
Income tax	-	-	-
Income / (Loss) for the period from discontinued operations	4,328	(55)	4,273

(i) Includes Ps. 4,709 corresponding to the profit from the sale of Adama.

35.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.
CNV General Ruling N° 629/14 – Storage of documentation (Continued)

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.
Subsequent events

IDBG and subsidiaries

In January 2017, IDBG received a loan from an Israeli financial entity in the amount of US$ 41.4 million. Principal will be reimbursed after the lapse of two years and shall accrue interest at 7%. The loan is backed by IDBD and PBC (jointly and severally). In addition, the due date has been extended to December 31, 2018 for a bank loan in the amount of US$ 59 million granted by a US bank to a subsidiary of IDBG (Great Wash Park LLC) which is building a shopping center in Las Vegas, Nevada.

Comparaencasa LTD

In January 2017, the Group acquired, through Tyrus, 69,750 shares which represent a 12.5% equity interest in Compraencasa Ltd., a company registered in the United Kingdom engaged in the search, comparison and selection of products and/or services offered on the Internet, mainly car insurance and related products, for the Argentine Republic. The transaction price was US$ 1 million, which has already been fully paid. Additionally, Tyrus received warrants for the purchase of shares in future capital increases for up to US$ 1.5 million, with a 35% discount, which warrants will be effective for 5 years.

Avenida Inc.

On January 20, 2017, as part of a corporate reorganization process, Avenida Inc., carried out a 100,000,000:1 reverse stock split and issued additional capital in which the Group and other minority investors took part. The transaction price was US$ 0.5 million, which has already been fully paid at the date of these Financial Statements.

Also, the Group has an option (warrant) to acquire other 4,421,093 Series I preferred shares at a price per share of US$ 0.01 for a term of 18 months and until the issuance of capital, whichever takes place earlier, subject to certain conditions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.
Subsequent events (Continued)

Condor

On January 24, Condor issued new warrants (150,540) held by RES, which is 66.7% owned by the Group, to replace the warrants held to that date (3,750,000 warrants each with a right to one share at an exercise price of US$ 1.92, expiring on January 31, 2017). The new warrant entitles the holder to receive 150,540 ordinary shares at an exercise price of US$ 0.001 with expiration in January 2019.

Acquisition of farmland by our subsidiary Brasilagro

In February 2007, Brasilagro entered into a sale and lease agreement for a farmland property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão. The sale agreement consists in the acquisition of 17,566 hectares, of which 10,000 are developed and productive lands that will be devoted to farming. The remaining 7,566 hectares consist of permanent conservation and legal reservation areas. The purchase price is Rs. 100.0 million (Rs. 10,000 per productive area), which will be paid in full upon fulfillment of certain prior conditions by sellers. The lease consists of 15,000 hectares of cultivable and developed land, already planted mostly with sugar cane. The agreement is valid for 15 years and renewable for another 15-years.

Cresca S.A. agreement

On October 5, 2016, Brasilagro and Carlos Casado entered into an agreement whereby they agree to offer for sale, for a term of 120 days, all of the real property owned by Cresca at a price of at least US$ 120 million or else 100% of the outstanding shares of Cresca or divide Cresca’s properties. On December 2016, the shareholders Brasilagro and Carlos Casado entered into agreements intended to carry out what had been agreed.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, no tender offers have been received by the entity or any of its land properties and the shareholders are carrying out development and maintenance tasks pursuant to the agreements entered into.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of December 31, 2016, and the unaudited condensed interim consolidated statements of income and comprehensive income for the six-month and three-month period ended December 31, 2016, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the six-month period ended December 31, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.
Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 of these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

  Free translation from the original prepared in Spanish for publication in Argentina

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of December 31, 2016, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 8,405,011 which was no callable at that date.

Autonomous City of Buenos Aires, February 13, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2016 and June 30, 2016 and for the six-month periods ended December 31, 2016 and 2015

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	06.30.16
ASSETS
Non-current assets
Investment properties	7	1	9
Property, plant and equipment	8	510	488
Intangible assets	9	18	17
Biological assets	10	507	477
Investments in subsidiaries, associates and joint ventures	6	4,113	2,563
Deferred income tax assets	19	961	757
Income tax and minimum presumed income tax credits		49	50
Trade and other receivables	13	15	-
Total Non-current assets		6,174	4,361
Current assets
Biological assets	10	327	442
Inventories	11	433	491
Income tax and minimum presumed income tax credits		34	34
Trade and other receivables	13	587	388
Derivative financial instruments	12	-	15
Investment in financial assets	12	-	22
Cash and cash equivalents	12	53	11
Total Current assets		1,434	1,403
TOTAL ASSETS		7,608	5,764
SHAREHOLDERS’ EQUITY
Share capital		499	495
Treasury shares		3	7
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		20	16
Legal reserve		83	83
Special reserve		97	97
Other reserves	15	1,289	989
Accumulated deficit		(436)	(1,387)
TOTAL SHAREHOLDERS’ EQUITY		2,279	1,024
LIABILITIES
Non-current liabilities
Trade and other payables	16	-	1
Borrowings	18	3,473	3,150
Provisions	17	22	10
Total Non-current liabilities		3,495	3,161
Current liabilities
Trade and other payables	16	478	305
Payroll and social security liabilities		61	85
Borrowings	18	1,292	1,166
Derivative financial instruments	12	2	23
Provisions	17	1	-
Total Current liabilities		1,834	1,579
TOTAL LIABILITIES		5,329	4,740
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		7,608	5,764

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain
Vice President II
acting as President

1

.Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income/(Operations) for the six and three-month periods beginning July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months			Three months
	Note	12.31.16	12.31.15		12.31.16	12.31.15
Revenues	20	753	502		326	223
Costs	21	(1,145)	(662)		(564)	(336)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		531	315		294	208
Changes in the net realizable value of agricultural produce after harvest		(71)	115		21	123
Gross Profit		68	270		77	218
Gain from disposal of farmlands		72	-		-	-
General and administrative expenses	22	(92)	(65)		(51)	(31)
Selling expenses	22	(182)	(111)		(83)	(43)
Other operating results, net	23	2	65		(15)	64
Management fees		(104)	-		(104)	-
(Loss) / Gain from operations		(236)	159		(176)	208
Share of gain / (loss) of subsidiaries, associates and joint ventures	6	1,290	(258)		1,658	(109)
Gain / (Loss) before financing and taxation		1,054	(99)		1,482	99
Finance incomes	24	16	52		4	50
Finance costs	24	(386)	(1,105)		(226)	(943)
Other financial results, net	24	31	157		6	160
Financial results, net	24	(339)	(896)		(216)	(733)
Gain / (Loss) before Income tax		715	(995)		1,266	(634)
Income tax gain	19	204	264		140	191
Gain / (Loss) for the period		919	(731)		1,406	(443)

Gain / (Loss) per share attributable to equity holders of the parent during the period:
Basic		1.85	(1.48)		2.83	(0.90)
Diluted		1.84	(1.48)	(i)	2.82	(0.90)	(i)

(i)
Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

))
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income /(Operations) for the six and three-month periods beginning July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.16	12.31.15	12.31.16	12.31.15
Gain / (Loss) for the period	919	(731)	1,406	(443)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	435	439	105	546
Other comprehensive income from share of changes in subsidiaries’ equity	(7)	-	(17)	-
Other comprehensive income for the period (i)	428	439	88	546
Total comprehensive income / (loss) for the period	1,347	(292)	1,494	103

(i)
  Items included in other comprehensive inczome / (loss) do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

))
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (Note 15)	Accumulated deficit	Total Shareholders’ equity
Balance as of June 30, 2016	495	7	65	659	16	83	97	989	(1,390)	1,021
Adjustment due to change to accounting standards (iii)	-	-	-	-	-	-	-	-	3	3
Adjusted balance as of June 30, 2016	495	7	65	659	16	83	97	989	(1,387)	1,024
Gain for the period	-	-	-	-	-	-	-	-	919	919
Other comprehensive income for the period	-	-	-	-	-	-	-	428	-	428
Total comprehensive income for the period	-	-	-	-	-	-	-	428	919	1,347
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2016:
- Share distribution	4	(4)	-	-	-	-	-	-	-	-
- Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-
Equity-settled compensation	-	-	-	-	-	-	-	7	-	7
Equity incentive plan granted	-	-	-	-	4	-	-	(5)	1	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(99)	-	(99)
Balance as of December 31, 2016	499	3	65	659	20	83	97	1,289	(436)	2,279

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of December 31, 2016 and June 30, 2016, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
See Note 2.2.1 to the Condensed Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

))
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (Note 15)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2015	495	7	65	659	13	-	-	545	172	1,956
Adjustment due to change to accounting standards (iii)	-	-	-	-	-	-	-	(3)	6	3
Adjusted balance as of June 30, 2015	495	7	65	659	13	-	-	542	178	1,959
Loss for the period	-	-	-	-	-	-	-	-	(731)	(731)
Other comprehensive income for the period	-	-	-	-	-	-	-	439	-	439
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	439	(731)	(292)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2015:
- Legal Reserve	-	-	-	-	-	83	-	-	(83)	-
- Reserve for future dividends	-	-	-	-	-	-	-	31	(31)	-
Reserve for share-based compensation	-	-	-	-	-	-	-	8	-	8
Equity incentive plan granted	-	-	-	-	3	-	-	(4)	1	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	23	-	23
Reserve for tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(121)	-	(121)
Constitution of special reserve	-	-	-	-	-	-	94	-	(94)	-
Cumulative translation adjustment for interest held before business combination.	-	-	-	-	-	-	-	(92)	-	(92)
Balance as of December 31, 2015	495	7	65	659	16	83	94	826	(760)	1,485

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of December 31, 2015 and June 30, 2015, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
See Note 2.2.1 to the Condensed Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
))
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	12.31.15
Operating activities:
Cash used in operations	14	(211)	(91)
Net cash used in operating activities		(211)	(91)
Investing activities:
Acquisition of subsidiaries, associates and joint ventures		(6)	-
Proceeds from sale of interest in companies		-	86
Capital contributions in subsidiaries, associates and joint ventures		(1)	(20)
Proceeds from sale of investment properties		-	1
Acquisition of property, plant and equipment	8	(38)	(15)
Proceeds from sale of property, plant and equipment		1	-
Proceeds from sale of farmlands		69	-
Acquisition of Intangible Assets	9	(1)	-
Purchase of investment in financial assets		(365)	(214)
Proceeds from disposals of investments in financial assets		391	227
Loans granted to subsidiaries, associates and joint ventures		-	(3)
Loans repayments received from subsidiaries, associates and joint ventures		12	78
Advance payments		(6)	-
Dividends received		81	84
Net cash generated from investing activities		137	224
Financing activities:
Proceeds from issuance of Non-Convertible Notes		-	390
Repayment of Non-Convertible Notes		(187)	(96)
Repurchase of Non-Convertible Notes		(235)	-
Proceeds from borrowings		1,001	278
Repayment of borrowings		(348)	(367)
Proceeds from derivative financial instruments		14	84
Repayment of borrowings from subsidiaries, associates and joint ventures		(6)	-
Interest paid		(124)	(153)
Net cash flows generated from financing activities		115	136
Net increase in cash and cash equivalents		41	269
Cash and cash equivalents at beginning of the period		11	18
Foreign exchange gain on cash and cash equivalents		1	34
Cash and cash equivalents at the end of the period		53	321

         The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
)
Alejandro G. Elsztain Vice President II acting as President

6
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 13, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils of Economic Science ("FAPCE", as per its Spanish acronym) approved Technical Resolution N° 43, which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. Such Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted under the equity method in the Separate Financial Statements, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014. Thus, valuation at cost or fair value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in Separate Financial Statements, since the equity method was not a valuation option for such investments.

The Company has adopted Technical Resolution N° 43 for this fiscal year ending on June 30, 2017. The financial statements corresponding to the period ended September 30, 2016 where the first Condensed Interim Separate Financial Statements prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

7
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

IFRS 1 mandatorily establishes that an entity must apply the requirements of IFRS 10 “Consolidated Financial Statements” for accounting of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounts for acquisitions and disposals of non-controlling interests that do not result in change of control as business combinations. The Group did not restate these acquisitions and disposals prior to transition date.

Furthermore, IFRS 1 also provides that, where a first time IFRS adopter entity decides to account for investments in subsidiaries under the equity method in accordance with IAS 28, the entity should apply the exemption for business combinations conducted before the transition date. This exemption involves applying IFRS 3 “Business Combinations” on a prospective basis to business combinations conducted after the transition date. Business combinations occurring prior to the transition date have not been restated.

The other compulsory and optional exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
Shareholders’ equity under Technical Resolution N° 26	1,956
Acquisition of non-controlling interest	(54)
Retained earnings recognition	54
Adjustment due to change to accounting standards (a)	3
Shareholders' equity under IFRS	1,959
(a)
Include adjustment due to change to accounting standards (see Note 2.2.1 to the Unaudited Condensed Interim Consolidated Financial Statements).

Amounts as of June 30, 2016 and December 31, 2015, which are disclosed for comparative purposes have been modified in order to present the mentioned adjustments. The notes below include a reconciliation of shareholders’ equity figures of Condensed Interim Separate Financial Statements prepared in accordance with the Technical Resolution N° 26 on the closing date of the comparative period and the statement of income and other comprehensive income figures for the six-month period ended December 31, 2015 and those presented in accordance with IFRS in these Unaudited Condensed Interim Separate Financial Statements.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the six-month periods ended December 31, 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

8
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.
Reconciliations of Technical Resolution N° 26 to IFRS

The notes below include a reconciliation of shareholders' equity prepared in accordance with Technical Resolution N° 26 and those presented in accordance with IFRS as of June 30, 2016 and December 31, 2015, and the reconciliations of net income and cash flows for the year ended June 30, 2016 and for the six-month period ended December 31, 2015. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2017. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the Consolidated Financial Statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2017, applicable standards are different.

The first reconciliation provides an overview of the impact on equity, at December 31, 2015 and June 30, 2016 (Note 2.2.1). The second reconciliation provides an overview of the impact on income for the six-month period ended as of December 31, 2015 (Note 2.2.2). The mentioned reconciliations do not have impact on other comprehensive income nor the statements of cash flows.

2.2.1
Summary of equity

		06.30.16	12.31.15
Shareholders’ equity under Technical Resolution N° 26		1,021	1,474
Investments in subsidiaries, associates and joint ventures	(a)	3	11
Shareholders' equity under IFRS		1,024	1,485

2.2.2 Summary of profit / (loss)

		12.31.15
Net comprehensive loss under Technical Resolution N° 26		(777)
Investments in subsidiaries, associates and joint ventures	(a)	71
Income tax		(25)
Net comprehensive loss under IFRS		(731)

(a)
Include adjustment due to change to accounting standards (see Note 2.2.1 to the Unaudited Condensed Interim Consolidated Financial Statements).

9
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.3
Explanation of the transition to IFRS

Technical Resolution N° 26 – The Company accounts for investments in subsidiaries under the equity method including any adjustment in the Consolidated Financial Statements, so that the equity and income corresponding to the majority interest resulting from Consolidated Financial Statements filed together with Separate Financial Statements are the same in both sets of financial statements.

IFRS - Investments in entities in which the Company exercises control, are accounted for under the equity method. Under this method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) and other comprehensive income of the subsidiary and decreased by all dividends received from the subsidiary.

In accordance with IFRS 28, paragraph 27, the interest in the investee is computed based on the Consolidated Financial Statements of such investee after any adjustment related to unification of accounting criteria, without regard to any interest that the investee may have in other entities. As a result, the company has recognized its direct interest related to investments in subsidiaries, associates and companies under joint control, based on the Consolidated Financial Statements of such companies.

Below is an outline of the adjustments recorded as explained above in relation to transactions affecting the non-controlling interest reserve of its subsidiaries, associates and entities under joint control where the company holds a direct interest:


Acquisition of additional interests in controlled companies: the acquisition price in excess of the book value of the subsidiary is recorded as in increase in assets.

Sale of interest in controlling companies where control is not lost: the difference between the sale price charged for the shares and the book value is recorded in the statement of income.

Dilution of interest, other shareholders: the result caused by the interest dilution has been recorded in the statement of income.

The non-controlling interest reserve set up before July 1, 2015 has been reclassified under retained earnings.

10
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the annual financial statements as of June 30, 2016, except for the changes generated by implementation of Technical Resolution N° 43, as described in Note 2.1 and for the change of accounting standard mentioned in Note 2.2.1 to the condensed interim Consolidated Financial Statements.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Interim Condensed Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2016, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2016 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

11
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual Separate Financial Statements as of June 30, 2016. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year-end.

5.2.
Fair value estimates

Since June 30, 2016, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

As mentioned in Note 1 to the Consolidated Financial Statements as of June 30, 2016, on October 11, 2015 IRSA acquired control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry. Factors namely (i) IDBD’s current financial position and need for financing to honor its financial liabilities and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

12
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2016 and for the fiscal year ended June 30, 2016:

	December 31, 2016	June 30, 2016
Beginning of the period / year adjusted	2,560	2,880
Effect of merger Agromanagers	(5)	-
Acquisition of subsidiaries and associates (i)	(87)	66
Capital contribution	1	127
Disposal of interest in subsidiaries	-	(22)
Share of gain/(loss) of subsidiaries, associates and joint ventures	1,290	(796)
Other comprehensive loss from share of changes in subsidiaries’ equity	(7)	(30)
Currency translation adjustment	435	346
Equity-settled compensation	4	10
Dividends distributed	(94)	(55)
Reimbursement of expired dividends	-	6
Intergroup transactions	-	4
Share of changes in subsidiaries’ equity	-	24
End of the period / year (ii)	4,097	2,560

(i)
Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.
(ii)
Include a balance of Ps. (16) and Ps. (3) reflecting interests in companies with negative equity as of December 31, 2016 and June 30, 2016, respectively, which is reclassified to “Provisions” (Note 17).

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

13
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.16	Value recorded as of 06.30.16	Market value as of 12.31.16	Issuer's information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Subsidiaries

Brasilagro	Shares	23,150,050	1,369	1,006	Rs. 11.48	Agricultural	Brazil	875	10	3,200	42.79%
	Higher value		83	83
	Goodwill		15	10
	Intergroup transactions		(1)	(1)
			1,466	1,098

Agropecuaria Santa Cruz de la Sierra S.A.	Shares	1,351,949,253	537	520	Not publicly traded	Agricultural	Uruguay	264	(2)	379	100.00%
(formerly Doneldon S.A.)	Intergroup transactions		(158)	(158)
			379	362

Futuros y Opciones.Com S.A.	Shares	1,632,105	45	31	Not publicly traded	Brokerage	Argentina	2	40	75	59.59%
			45	31

Amauta Agro S.A. (formerly FyO Trading S.A.)	Shares	220,000	1	1	Not publicly traded	Brokerage	Argentina	23	2	25	2.20%
			1	1

Helmir S.A.	Shares	548,347,685	383	342	Not publicly traded	Investment	Uruguay	91	29	383	100.00%
			383	342

Sociedad Anónima Carnes Pampeanas S.A.	Shares	30,000,432	(6)	52	Not publicly traded	Agroindustrial	Argentina	156	(58)	(6)	99.04%
			(6)	52

14
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.16	Value recorded as of 06.30.16	Market value as of 12.31.16	Issuer's information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity

IRSA Inversiones y Representaciones	Shares	574,451,000	1,902	704	29.20	Real Estate	Argentina	575	2,067	3,003	63.38%
Sociedad Anónima	Intergroup transactions		(222)	(222)
	Higher value		107	122
	Goodwill		14	14
			1,801	618
Total Subsidiaries			4,069	2,504

Associates

Granos Olavarría S.A.	Shares	512,000	1	1	Not publicly traded	Warehousing and	Argentina	1	32	60	2.20%
			1	1		Brokerage

Agromanagers S.A. (i)	Shares	(i)	-	3	Not publicly traded	Investment	Argentina	N/A	N/A	N/A	N/A (i)
	Goodwill		-	1
			-	4

Agrofy S.A.	Shares	45,230	(10)	(3)	Not publicly traded	Advertising	Argentina	-	(14)	(21)	45.23%
			(10)	(3)

Agrouranga S.A.	Shares	8,511,960	25	43	Not publicly traded	Agricultural	Argentina	3	10	70	35.72%
	Higher value		11	11
			36	54
Total Associates			27	56
Total Investments in subsidiaries, associates and joint ventures as of 12.31.16			(*) 4,096	-
Total Investments in subsidiaries, associates and joint ventures as of 06.30.16			-	(*) 2,560
(*) Includes a balance of Ps. (16) and Ps. (3) reflecting interests in companies with negative equity as of December 31, 2016 and June 30, 2016, respectively, which is reclassified to “Provisions” (Note 17).
(i) During September 2016 Agro Managers S.A. merged into the Company (Note 25).

15
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended as of December 31, 2016 and for the fiscal year ended June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Costs	14	15
Accumulated depreciation	(5)	(4)
Net book amount	9	11

Beginning of the period / year	9	11
Additions	-	1
Reclassification to property, plant and equipment	(8)	(1)
Disposals	-	(1)
Depreciation charges (i)	-	(1)
End of the period / year	1	9

Costs	6	14
Accumulated depreciation	(5)	(5)
Net book amount	1	9

(i)
Depreciation charges of investment property were included in “Costs” in the Statement of Income/(Operations) (Note 22).

The following amounts have been recognized in the statement of income:

	December 31, 2016	December 31, 2015
Rental and service income	4	8
Direct operating expenses	12	3

16
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the six-month period ended December 31, 2016 and for the fiscal year ended June 30, 2016 were as follows:

	Owner-occupied farmland (ii)	Others	December 31, 2016	June 30, 2016
Costs	530	50	580	546
Accumulated depreciation	(64)	(28)	(92)	(75)
Net book amount	466	22	488	471

Opening net book amount	466	22	488	471
Additions	31	7	38	33
Reclassifications of investment properties	8	-	8	1
Disposals	(14)	(1)	(15)	-
Depreciation charges (i) (Note 22)	(7)	(2)	(9)	(17)
Closing net book amount	484	26	510	488

Costs	555	56	611	580
Accumulated depreciation	(71)	(30)	(101)	(92)
Net book amount	484	26	510	488

(i)
For the six-month period ended December 31, 2016, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 8 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2016, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 16 under the line item “Cost” in the Statement of Income/(Operations).
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes of the Company’s intangible assets for the six-month period ended as of December 31, 2016 and for the year ended as of June 30, 2016 were as follows:

	Computer software	Rights of use	December 31, 2016	June 30, 2016
Costs	1	20	21	21
Accumulated amortization	-	(4)	(4)	(3)
Net book amount	1	16	17	18

Opening net book amount	1	16	17	18
Additions	1	-	1	-
Amortization charges (i)	-	-	-	(1)
Closing net book amount	2	16	18	17

Costs	2	20	22	21
Accumulated amortization	-	(4)	(4)	(4)
Net book amount	2	16	18	17

(i)
Amortization charges are included in “General and administrative expenses” in the statement of Income/(Operations). There is no impairment charges for any of the periods presented.

17
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets

Changes in the Company’s biological assets for the six-month period ended December 31, 2016 and for the year ended as of June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	919	459
Increase due to purchases	19	12
Initial recognition and changes in the fair value of biological assets	493	1,110
Decrease due to harvest	(481)	(522)
Decrease due to sales	(114)	(137)
Decrease due to consumption	(2)	(3)
End of the period / year	834	919

The following tables present the Company’s biological assets that are measured at fair value as of December 31, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

		December 31, 2016
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		43	-	43
Breeding cattle	Production	-		446	-	446
Other cattle	Production	-		10	-	10
Other biological assets (i)	Production	8		-	-	8
Total biological assets non-current		8		499	-	507

Breeding cattle	Consumable	-		86	-	86
Crops fields	Production	207	(i)	-	33	240
Other cattle	Consumable	-		1	-	1
Total biological assets current		207		87	33	327
Total biological assets		215		586	33	834

		June 30, 2016
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		49	-	49
Breeding cattle	Production	-		413	-	413
Other cattle	Production	-		9	-	9
Other biological assets (i)	Production	6		-	-	6
Total biological assets non-current		6		471	-	477

Breeding cattle	Consumable	-		75	-	75
Other cattle	Consumable	-		1	-	1
Crops fields	Production	10	(i)	-	356	366
Total biological assets current		10		76	356	442
Total biological assets		16		547	356	919

(i)
Biological assets that have no significant growth, valued at cost, since it is considered that this value is similar to fair value.

18
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets (Continued)

The following table presents the changes in Level 3 biological assets for the six-month period ended December 31, 2016 and for the year ended June 30, 2016:

Crop fields with significant biological growth
As of June 30, 2015	40
Initial recognition and changes in the fair value of biological assets	838
Decrease due to harvest	(522)
As of June 30, 2016	356
Initial recognition and changes in the fair value of biological assets	158
Decrease due to harvest	(481)
As of December 31, 2016	33

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

Level 3

Description	Model	Parameters	Ranges / Values	Unit of measurement
Corn	Discounted cash flows	Yields	7 – 8.5	Tn/ha
		Future sale prices	2,419 – 2,419	Ps./Tn
		Selling expenses	495 – 569	Ps./Tn
		Operating cost	3,616 – 6,405	Ps./ha
Wheat	Discounted cash flows	Yields	2.38 – 5.36	Tn/ha
		Future sale prices	2,504 – 2,504	Ps./Tn
		Selling expenses	697 – 849	Ps./Tn
		Operating cost	4,991 – 6,189	Ps./ha
Sunflowers	Discounted cash flows	Yields	1.05 – 2.16	Tn/ha
		Future sale prices	4,480 – 5,600	Ps./Tn
		Selling expenses	838 – 1,140	Ps./Tn
		Operating cost	2,543 – 3,106	Ps./ha
Others	Discounted cash flows	Yields	1.5 – 1.5	Tn/ha
		Future sale prices	2,240 – 2,240	Ps./Tn
		Selling expenses	228 – 228	Ps./Tn
		Operating cost	6,171 – 6,171	Ps./ha

See information on the sensitivity of fair value valuation to changes in material non-observable input data in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

19
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets (Continued)

During the six-month period ended December 31, 2016 and the year ended June 30, 2016 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2016.

As of December 31, 2016 and June 30, 2016, the better and maximum use of biological assets shall not significantly differ from the current use.

11.
Inventories

Breakdown of Company’s inventories as of December 31, 2016 and June 30, 2016 are as follows:

	December 31, 2016	June 30, 2016
Current
Crops	191	290
Materials and supplies	146	93
Seeds and fodders	96	108
Total inventories	433	491

As of December 31, 2016 and June 30, 2016 the cost of inventories recognized as expense amounted to Ps. 491 and Ps. 649, respectively and they have been included in “Costs”.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Consolidated Financial Statements as of June 30, 2016.

20
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2016		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful account of trade and other receivables) (Note 13)	402	-	-	-	402	208	610
Cash and cash equivalents:
- Cash on hand and at bank	50	-	-	-	50	-	50
- Short term investments	-	3	-	-	3	-	3
Total	452	3	-	-	455	208	663

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 16)	436	-	-	-	436	42	478
Borrowings (excluding finance lease liabilities) (Note 18)	4,765	-	-	-	4,765	-	4,765
Derivative financial instruments:
- Crops futures	-	2	-	-	2	-	2
Total	5,201	2	-	-	5,203	42	5,245

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2016		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful account of trade and other receivables) (Note 13)	288	-	-	-	288	108	396
Investment in financial assets:
- Mutual funds	-	15	-	-	15	-	15
- Government bonds	-	7	-	-	7	-	7
Derivative financial instruments:
- Foreign-currency contracts	-	-	15	-	15	-	15
Cash and cash equivalents:
- Cash on hand and at bank	8	-	-	-	8	-	8
- Short term investments	-	3	-	-	3	-	3
Total	296	25	15	-	336	108	444

21
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 16)	291	-	-	-	291	15	306
Borrowings (excluding finance lease liabilities) (Note 18)	4,316	-	-	-	4,316	-	4,316
Derivative financial instruments:
- Foreign-currency contracts	-	9	-	-	9	-	9
- Crops futures	-	14	-	-	14	-	14
Total	4,607	23	-	-	4,630	15	4,645

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Consolidated Financial Statements as of June 30, 2016.

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2016 and June 30, 2016 are as follows:

	December 31, 2016	June 30, 2016
Non-current
Receivables from sale of agricultural products and services	13	-
Non-current trade receivables	13	-
Loans	2	-
Non-current other receivables	2	-
Non-current trade and other receivables	15	-
Current
Receivables from sale of agricultural products and services	155	68
Debtors under legal proceedings	9	9
Less: allowance for doubtful accounts	(8)	(8)
Total current trade receivables	156	69
Prepayments	107	43
Tax credits	94	60
Loans	7	5
Advance payments	7	5
Others	25	7
Total current other receivables	240	120
Related parties (Note 26)	191	199
Total current trade and other receivables	587	388
Total trade and other receivables	602	388

22
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 29.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2016.

Movements on the Company’s allowance for doubtful accounts are as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	8	8
Charges	-	-
End of the period / year	8	8

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the statement of income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

23
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month period ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Profit / (Loss) for the period	919	(731)
Adjustments for:
Income tax expense	(204)	(264)
Depreciation and amortization	10	8
Gain from disposal of farmlands	(72)	-
Share based payments	1	2
Unrealized gain from derivative financial instruments of commodities	(11)	(4)
Gain from derivative financial instruments (except commodities)	(9)	(99)
Changes in fair value of financial assets at fair value through profit or loss	(4)	(58)
Accrued interest, net	108	152
Unrealized initial recognition and changes in the fair value of biological assets	(333)	241
Changes in the net realizable value of agricultural produce after harvest	71	(115)
Provisions	131	10
Gain from repurchase of Non-convertible Notes	(18)	-
Gain from disposal of associates, subsidiaries and joint ventures	-	(66)
Share of (gain)/loss of subsidiaries, associates and joint ventures	(1,290)	258
Unrealized foreign exchange loss, net	245	889
Changes in operating assets and liabilities:
Decrease / (Increase) in biological assets	419	(357)
(Increase) / Decrease in inventories	(13)	95
Increase in trade and other receivables	(182)	(100)
Increase in derivative financial instruments	(1)	(1)
Increase in trade and other payables	46	59
Decrease in payroll and social security liabilities	(24)	(10)
Net cash used in operating activities before income tax paid	(211)	(91)

24
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2016 and 2015:

	12.31.16		12.31.15
Non-cash activities
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	-		(36)
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(435)		(350)
Decrease in interest in subsidiaries, associates and joint ventures due to the reserve for tender offer to non-controlling interests	-		121
Dividends not collected	(9)		(2)
Reserve for share based payments	4		6
Stock plan granted	(5)		(4)
Repayment of non-convertible notes through a decrease in other receivables	-		(22)
Increase in trade and other receivables through a decrease in property, plant and equipment	(16)		-
Distribution of treasury stock	(7)	-	-
Decrease in trade and other payables through an increase in borrowings	(5)		-

25
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Shareholders’ Equity

	Cost of treasury shares	Changes in interest in subsidiaries	Cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for defined benefit plans	Other subsidiaries reserves	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2016	(32)	64	806	95	31	(6)	(1)	32	989
Adjustment due to change to accounting standards	-	-	-	-	-	-	-	-	-
Adjusted balances as of June 30, 2016	(32)	64	806	95	31	(6)	(1)	32	989
Other comprehensive income / (loss) for the period	-	-	435	-	-	(7)	-	-	428
Total comprehensive income / (loss) for the period	-	-	435	-	-	(7)	-	-	428
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2016:
- Share Distribution	7	-	-	-	-	-	-	(7)	-
- Release of reserve for future dividends	-	-	-	-	(31)	-	-	-	(31)
Equity-settled compensation	-	-	-	7	-	-	-	-	7
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in interest in subsidiaries	-	(99)	-	-	-	-	-	-	(99)
Balance as of December 31, 2016	(25)	(35)	1,241	97	-	(13)	(1)	25	1,289

	Cost of treasury shares	Changes in interest in subsidiaries	Cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for tender offer to non-controlling shareholders	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2015	(32)	-	463	82	-	-	32	545
Adjustment due to change to accounting standards	-	-	(3)	-	-	-	-	(3)
Adjusted balances as of June 30, 2015	(32)	-	460	82	-	-	32	542
Other comprehensive Income for the period	-	-	439	-	-	-	-	439
Total comprehensive Income for the period	-	-	439	-	-	-	-	439
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 30 and November 26, 2015:
- Reserve for future dividends	-	-	-	-	31	-	-	31
Equity-settled compensation	-	-	-	8	-	-	-	8
Equity incentive plan granted	-	-	-	(4)	-	-	-	(4)
Changes in interest in subsidiaries	-	23	-	-	-	-	-	23
Reserve for tender offer to non-controlling shareholders	-	-	-	-	-	(121)	-	(121)
Cumulative translation adjustment for interest held before business combination	-	-	(92)	-	-	-	-	(92)
Balance as of December 31, 2015	(32)	23	807	86	31	(121)	32	826

26
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2016 and June 30, 2016 are as follows:

	December 31, 2016	June 30, 2016
Non-current
Tax on shareholders’ personal assets	-	1
Total non-current other payables	-	1
Total non-current trade and other payables	-	1
Current
Trade payables	98	124
Provisions	172	136
Sales, rent and services payments received in advance	25	4
Total current trade payables	295	264
Taxes payable	17	10
Total current other payables	17	10
Related parties (Note 26)	166	31
Total current trade and other payables	478	305
Total trade and other payables	478	306

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 29.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Investments in subsidiaries, associates and joint ventures (i)	Total
As of June 30, 2015	4	8	12
Additions	3	3	6
Used during the year	-	(8)	(8)
As of June 30, 2016	7	3	10
Additions	8	7	15
Used during the period	(8)	-	(8)
Long-term investments reclassifications	-	6	6
As of December 31, 2016	7	16	23
(i) Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

27
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Provisions (Continued)

The analysis of total provisions is as follows:

	December 31, 2016	June 30, 2016
Non-current	22	10
Current	1	-
	23	10

18.
Borrowings

The detail of the Company’s borrowings as of December 31, 2016 and June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Non-current
Non-convertible notes	2,701	2,975
Bank loans and others	772	175
Non-current borrowings	3,473	3,150

Current
Non-convertible notes	680	676
Bank loans and others	534	376
Bank overdrafts	78	114
Current borrowings	1,292	1,166
Total borrowings	4,765	4,316

28
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Borrowings (Continued)

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in million)	December 31, 2016	June 30, 2016
Non-current
CRESUD NCN Class XIV due 2018 (i)	Unsecured	US$	Fixed	1.50%	32	241	481
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	1,599	1,649
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	520	510
CRESUD NCN Class XXII due 2019 (v)	Unsecured	US$	Fixed	4.00%	22	341	335
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor 6M + 300 bps or 6% (the higher)	20	182	172
Loan from Banco Río	Unsecured	US$	Fixed	5.60%	40	590	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	-	3
Non-current borrowings						3,473	3,150

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in million)	December 31, 2016	June 30, 2016
Current
CRESUD NCN Class XIV due 2018 (ii)	Unsecured	US$	Fixed	1.50%	32	242	-
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	10	10
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	3	2
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	171	-	189
CRESUD NCN Class XX due 2017 (iv)	Unsecured	US$	Fixed	2.50%	18	227	278
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Floating	Badlar + 375 bps	192	198	197
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor 6M + 300 bps or 6% (the higher)	20	30	28
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7	7
Loan from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.50%	2	32	-
Loan from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.75%	18	285	-
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	23%	50	-	17
Loan from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	3.50%	15	-	225
Loans from Banco Río	Unsecured	US$	Fixed	5.60%	40	33	-
Loans from Superville	Unsecured	US$	Fixed	2.50%	3	47	-
Related parties borrowings (Note 26)	Unsecured	US$	Fixed	4.21%	5	100	99
Bank overdrafts	Unsecured	Ps.	Fixed	31.08%	-	78	114
Current borrowings						1,292	1,166
Total borrowings						4,765	4,316

(i)
Includes an outstanding balance of Ps. 30 and Ps. 28 with ERSA, as of 12.31.16 and 06.30.16, respectively.
(ii)
Includes an outstanding balance of Ps, 13, Ps. 157 and Ps. 17 with ERSA, IRSA CP and PAMSA, respectively, as of 12.31.16. Includes an outstanding balance of Ps. 12, Ps. 133 and Ps. 16 with ERSA, IRSA CP and PAMSA, respectively, as of 06.30.16.
(iii)
Includes an outstanding balance of Ps. 8 and Ps. 8 with IRSA CP as of 12.31.16 and 06.30.16, respectively.
(iv)
Includes an outstanding balance of Ps. 36, Ps. 21 and Ps. 103 with ERSA, IRSA CP and PAMSA, respectively, as of 12.31.16 and include Ps. 35, Ps. 21 and Ps. 99 with ERSA, IRSA CP and PAMSA, respectively, as of 06.30.16.
(v)
Includes an outstanding balance of Ps. 16 and Ps. 15 with IRSA CP as of 12.31.16 and 06.30.16, respectively.

29
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value that is nominal value plus accrued interest.

Book value of borrowings denominated in foreign currencies is detailed in Note 29.

The fair values of non-current borrowings at fixed rate (excluding finance leases) are as follows:

	December 31, 2016	June 30, 2016
CRESUD NCN Class XIV due 2018	509	481
CRESUD NCN Class XVI due 2018	1,737	1,649
CRESUD NCN Class XVIII due 2019	537	510
CRESUD NCN Class XXII due 2019	363	335
Bank loans	594	-
Total	3,740	2,975

See description of Non-Convertible Notes issued by the Company for the six-month period ended as of December 31, 2016 in Note 22 to Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2016.

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	December 31, 2016	December 31, 2015
Deferred income tax	204	264
Income tax	204	264

The gross movements on the deferred income tax account were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	757	447
Charged to the statement of Income/(Operations)	204	310
End of the period / year	961	757

30
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Taxation (Continued)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	December 31, 2016	December 31, 2015
Tax calculated at the tax applicable tax rate in effect	(250)	348
Permanent differences:
Share of gain/(loss) in subsidiaries, associates and joint ventures	451	(90)
Non-taxable income	-	11
Miscellaneous permanent differences	3	(5)
Income tax	204	264

20.
Revenues

	December 31, 2016	December 31, 2015
Crops	568	345
Cattle	128	113
Dairy	51	31
Supplies	2	5
Rental and service incomes	4	8
Total revenues	753	502

21.
Costs

	December 31, 2016	December 31, 2015
Crops	830	441
Cattle	203	149
Dairy	93	63
Supplies	1	3
Rental and service incomes	12	3
Other costs	6	3
Total costs	1,145	662

31
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Expenses by nature

For the six-month period ended as of December 31, 2016:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	10	387	-	-	-	397
Leases and expenses	-	1	-	2	-	3
Amortization and depreciation (i)	1	6	2	1	-	10
Changes in biological assets and agricultural produce	638	-	-	-	-	638
Advertising, publicity and other selling expenses	-	-	-	-	5	5
Maintenance and repairs	-	15	-	5	-	20
Payroll and social security liabilities	1	51	3	55	4	114
Fees and payments for services	-	4	-	11	-	15
Freights	-	10	-	-	122	132
Bank commissions and expenses	-	1	-	2	2	5
Travel expenses and stationery	-	6	1	4	-	11
Conditioning and clearance	-	-	-	-	22	22
Director’s fees	-	-	-	12	-	12
Taxes, rates and contributions	-	8	-	-	26	34
Export expenses	-	-	-	-	1	1
Total expenses by nature	650	489	6	92	182	1,419

(i)
Includes Ps. 1 corresponding to shared services amortization.

32
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Expenses by nature (Continued)

For the six-month period ended as of December 31, 2015:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1	224	-	-	-	225
Leases and expenses	-	1	-	1	-	2
Amortization and depreciation (i)	-	6	1	1	-	8
Changes in biological assets and agricultural produce	359	-	-	-	-	359
Advertising, publicity and other selling expenses	-	-	-	-	1	1
Maintenance and repairs	1	9	-	2	-	12
Payroll and social security liabilities	1	39	2	37	2	81
Fees and payments for services	-	2	-	9	-	11
Freights	-	6	-	-	52	58
Bank commissions and expenses	-	-	-	1	3	4
Travel expenses and stationery	-	5	-	2	-	7
Conditioning and clearance	-	-	-	-	14	14
Director’s fees	-	-	-	11	-	11
Taxes, rates and contributions	-	5	-	1	14	20
Export expenses	-	-	-	-	25	25
Total expenses by nature	362	297	3	65	111	838

(i)
Includes Ps. 1 corresponding to shared services amortization.

33
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Other operating results, net

	December 31, 2016	December 31, 2015
Administration fees	-	2
Gain from commodity derivative financial instruments	5	4
Tax on shareholders’ personal assets	(1)	(5)
Contingencies	(2)	(1)
Donations	(1)	-
Gain from disposal of associates, subsidiaries and/or joint ventures	-	66
Others	1	(1)
Total other operating results, net	2	65

24.
Financial results, net

	December 31, 2016	December 31, 2015
Finance income:
- Interest income	13	5
- Foreign exchange gains	3	47
Finance income	16	52

Finance costs:
- Interest expense	(121)	(157)
- Foreign exchange losses	(250)	(937)
- Other finance costs	(15)	(11)
Finance costs	(386)	(1,105)

Other financial results, net:
- Fair value gains of financial assets at fair value through profit or loss	4	58
- Gain from derivative financial instruments (except commodities)	9	99
- Gain from repurchase of NCN	18	-
Total other financial results, net	31	157
Total financial results, net	(339)	(896)

25.
Merger with Agro Managers S.A.

During September 2016, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Agro Managers S.A. whereby the Company would be the absorbent Company and Agro Managers would be the absorbed Company.

The effect the merger with Agro Managers S.A. would have had on the statement of financial position as of June 30, 2016 and statements of comprehensive income and statements of cash flows as of December 31, 2015 were no significant.

34
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions

See description of the main transactions conducted with related parties in Note 35 to the Consolidated Financial Statements as of June 30, 2016 and 2015.

The following is a summary of the balances with related parties as of December 31, 2016:

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	(4)	-	-
	Leases	-	(4)	-	-
	Reimbursement of expenses	9	-	-	-
Brasilagro Companhia Brasileira de Propiedades Agrícolas (“Brasilagro”)	Reimbursement of expenses	4	(7)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	1	-	-	-
	Sale of goods and/or services	64	-	-	-
Helmir S.A.	Financial operations	-	-	-	(100)
Ombú Agropecuaria S.A.	Administration fees	2	-	-	-
	Reimbursement of expenses	1	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	34	-	-	-
	Reimbursement of expenses	1	-	-	-
	MAT operations	-	(12)	-	-
	Sale of suppliers	-	(1)	-	-
Total Subsidiaries		122	(28)	-	(100)

35
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates
Agro-Uranga S.A.	Dividends receivables	10	-	-	-
	Purchase of goods and/or services.........	-	-	-	-
Total Associates		10	-	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	29	-	-	-
	Non-convertible notes	-	-	(180)	(22)
	Corporate services	-	(18)	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	(28)	(51)
Panamerican Mall S.A.	Non-convertible notes	-	-	(17)	(103)
Amauta Agro S.A. (formerly FyO Trading S.A.)	Purchase of goods and/or services.........	-	(6)	-	-
	Reimbursement of expenses	1	-	-	-
Total Subsidiaries of the subsidiaries		30	(24)	(225)	(176)

Joint Ventures of the subsidiaries
Adama	Purchase of goods and/or services..........	-	(5)	-	-
Total Joint Ventures of the subsidiaries		-	(5)	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Provisions for management fees	-	(104)	-	-
	Reimbursement of expenses	3	-	-	-
San Bernardo de Córdoba S.A.	Leases paid in advance	-	(1)	-	-
Other Related parties		3	(105)	-	-

Parent company
Inversiones Financieras del Sur S.A.	Financial operations	26	-	-	-
Total Parent company		26	-	-	-
Directors and Senior Management
Directors and Senior Management	Director's fees	-	(4)	-	-
Total Directors and Senior Management		-	(4)	-	-
		191	(166)	(225)	(276)

36
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima.	Corporate services	23	-	-	-
	Leases	-	(3)	-	-
	Share based payments	-	(1)	-	-
	Reimbursement of expenses	5	-	-	-
Brasilagro Companhia Brasileira de Propriedades	Reimbursement of expenses	2	(4)	-	-
Agrícolas (“Brasilagro”)	Dividends receivables	4	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	1	-	-	-
	Sale of goods and/or services	4	-	-	-
Helmir S.A.	Financial operations	-	-	-	(99)
Ombú Agropecuaria S.A.	Administration fees	4	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	65	-	-	-
	MAT operations	-	(13)	-	-
	Sale of suppliers	-	(1)	-	-
Total Subsidiaries		114	(22)	-	(99)
Associates
Agro-Uranga S.A.	Dividends receivables	1	-	-	-
Total Associates		1	-	-	-

37
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales Sociedad Anónima.	Reimbursement of expenses	25	-	-	-
	Share based payments	-	(1)	-	-
	Non-convertible notes	-	-	(156)	(21)
	Corporate services	44	-	-	-
	Leases	-	(1)	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	(40)	(35)
Panamerican Mall S.A.	Non-convertible notes	-	-	(16)	(99)
Amauta Agro S.A. (formerly FyO Trading S.A.)	Purchase of goods and/or services	-	(4)	-	-
	Contributions to be paid in	-	(1)	-	-
Total Subsidiaries of the subsidiaries		69	(7)	(212)	(155)
Other Related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	2	-	-	-
Total Other Related Parties		2	-	-	-
Parent company
Inversiones Financieras del Sur S.A.	Financial operations	13	-	-	-
Total Parent Company		13	-	-	-
Directors and Senior Management
Directors	Director’s fees	-	(2)	-	-
Total Directors and Senior Management		-	(2)	-	-
		199	(31)	(212)	(254)

38
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2016:

Related party	Leases and/or rights of use	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management	Management fees
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	(1)	-	-	22	-	-	-	-
Futuros y Opciones.Com S.A.	-	-	(2)	-	-	-	-	-
Amauta Agro S.A. (formerly FyO Trading S.A.)	-	1	(10)	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	54	-	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	(7)	-	-
Total Subsidiaries	(1)	55	(12)	22	-	(7)	-	-

Associates
Agro-Uranga S.A.	-	3	-	-	-	-	-	-
Total Associates	-	3	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(5)	-	-
Panamerican Mall S.A.	-	-	-	-	-	(7)	-	-
IRSA Propiedades Comerciales S.A.	(2)	-	-	63	-	(11)	-	-
Granos Olavarría S.A.	-	89	-	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(2)	89	-	63	-	(23)	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(1)	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	12	-	-
Consultores Asset Management S.A. (CAMSA)	-	-	-	-	-	-	-	(104)
San Bernardo de Córdoba S.A.	(1)	-	-	-	-	-	-	-
Total Other related parties	(1)	-	-	-	(1)	12	-	(104)

Directors and Senior Management
Directors	-	-	-	-	-	-	(12)	-
Senior Management	-	-	-	-	-	-	(4)	-
Total Directors and Senior Management	-	-	-	-	-	-	(16)	-
	(4)	147	(12)	85	(1)	(18)	(16)	(104)

39
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2015:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(1)	-	-	-	16	-	7	-
Futuros y Opciones.Com S.A.	-	-	-	(4)	-	-	-	-
Amauta Agro S.A. (formerly FyO Trading S.A.)	-	-	2	(2)	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	43	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	1	-
Total Subsidiaries	(1)	-	45	(6)	16	-	8	-

Associates
Agro-Uranga S.A.	-	-	1	-	-	-	-	-
Total Associates	-	-	1	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(9)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(26)	-
IRSA Propiedades Comerciales S.A.	(1)	-	-	-	40	-	(7)	-
Granos Olavarría S.A.	-	-	6	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(1)	-	6	-	40	-	(42)	-

Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	-	-	-	(1)	-
Total Associates of the subsidiaries	-	-	-	-	-	-	(1)	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(1)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	3	-
Hamonet S.A.	(1)	-	-	-	-	-	-	-
Total Other related parties	(1)	-	-	-	-	(1)	3	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(11)
Senior Management	-	-	-	-	-	-	-	(3)
Total Directors and Senior Management	-	-	-	-	-	-	-	(14)
	(3)	-	52	(6)	56	(1)	(32)	(14)

40
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 28 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 29 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

28.
Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 12.31.16	Total as of 12.31.15
Beginning of the year	547	491	-	1,038	744

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	135	-	-	135	104

Changes in net realizable value of agricultural produce after harvest	-	(71)	-	(71)	115

Increase due to harvest	-	523	-	523	112
Purchases and classifications	19	265	-	284	192
Consume	(1)	(251)	-	(252)	(129)
Expenses incurred	-	-	12	12	3
End of the period	(586)	(433)	-	(1,019)	(779)
Costs as of 12.31.16	114	524	12	650	-
Costs as of 12.31.15	90	269	3	-	362

41
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2016 and June 30, 2016 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.16	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Cash and cash equivalents
US Dollar	3	15.79	51	1	14.94	9
Total cash and cash equivalents			51			9

Trade and other receivables
US Dollar	2	15.79	29	1	14.94	8
Receivables with related parties:
US Dollar	2	15.89	36	1	15.04	15
Brazilian Reais	-	-	-	1	4.20	4
Total trade and other receivables			65			27

Liabilities
Trade and other payables
US Dollar	3	15.89	40	1	15.04	29
Payables with related parties:
US Dollar	-	15.89	1	-	15.04	9
Brazilian Reais	1	5.40	7	1	4.40	4
Total trade and other payables			48			42

Derivative financial instruments
US Dollar	-	15.89	2	1	15.04	14
Total derivative instruments			2			14

Borrowings
US Dollar	282	15.89	4,481	253	15.04	3,789
Total borrowings			4,481			3,789

(1)
Exchange rate as of December 31, 2016 according to Banco Nación Argentina records.
(2)
Exchange rate as of June 30, 2016 according to Banco Nación Argentina records.

42
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:
Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires

Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

31.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 400 whose treatment is being considered by the Board of Directors and the respective Management.

32.
Subsequent events

See subsequent events in Note 36 to the Unaudited Condensed Interim Consolidated Financial Statements.

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
 Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.
Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		12.31.16	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	95	-	492	-	-	-	15	-	-	-	602
	Income tax credit and deferred income tax	-	-	1,010	-	-	-	34	-	-	-	-	1,044
	Total	-	95	1,010	492	-	-	34	15	-	-	-	1,646
Liabilities	Trade and other payables	-	23	-	351	-	104	-	-	-	-	-	478
	Borrowings	-	-	-	245	424	26	597	2,059	786	455	173	4,765
	Payroll and social security liabilities	-	-	-	27	-	34	-	-	-	-	-	61
	Provisions	-	1	22	-	-	-	-	-	-	-	-	23
	Total	-	24	22	623	424	164	597	2,059	786	455	173	5,327

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	537	50	587	-	15	15	537	65	602
	Income tax credit and deferred income tax	34	-	34	1,010	-	1,010	1,044	-	1,044
	Total	571	50	621	1,010	15	1,025	1,581	65	1,646
Liabilities	Trade and other payables	430	48	478	-	-	-	430	48	478
	Borrowings	284	1,008	1,292	-	3,473	3,473	284	4,481	4,765
	Payroll and social security liabilities	61	-	61	-	-	-	61	-	61
	Provisions	1	-	1	22	-	22	23	-	23
	Total	776	1,056	1,832	22	3,473	3,495	798	4,529	5,327

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2016 there are no receivable and liabilities subject to adjustment clause.

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	-	-	587	587	-	-	15	15	-	-	602	602
	Income tax credit and deferred income tax	-	-	34	34	-	-	1,010	1,010	-	-	1,044	1,044
	Total	-	-	621	621	-	-	1,025	1,025	-	-	1,646	1,646
Liabilities	Trade and other payables	-	-	478	478	-	-	-	-	-	-	478	478
	Borrowings	960	223	109	1,292	3,296	182	(5)	3,473	4,256	405	104	4,765
	Payroll and social security liabilities	-	-	61	61	-	-	-	-	-	-	61	61
	Provisions	-	-	1	1	-	-	22	22	-	-	23	23
	Total	960	223	649	1,832	3,296	182	17	3,495	4,256	405	666	5,327

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
 Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N° 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	40.94%
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real State	63.38% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.04%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%
Agrofy S.A	Argentina	Advertising	45.23%

(*)
All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) considering that the Company exercises “de facto control” over it.
(2)
The effect of treasury shares as of December 31, 2016 was not considered.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 26.

6.
Loans to directors.

See Note 26.

7.
Inventories.

The company conducts physical inventories once a fiscal year in the most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2016 and 2015.

  47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2016 and 2015.

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	388	502
Vehicles	Third parties, theft, fire and civil liability	24	8

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

48
Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

49

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of December 31, 2016, and the unaudited condensed interim separate statements of income and comprehensive income for the six-month and three-month period ended December 31, 2016, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 6 of these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of December 31, 2016, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 8,405,011 which was no callable at that date.

Autonomous City of Buenos Aires, February 13, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65

Buenos Aires, February 13, 2017 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first six months of fiscal year 2017 ended December 31, 2016.

Consolidated Results
In millions of Argentine Pesos	IIQ 2017	IIQ 2016	YoY Var	6M17	6M16	YoY Var
Revenues	18,946	1,767	972.2%	38,696	3,391	1041.1%
Costs	-13,928	-1,335	943.3%	-28,447	-2,530	1024.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	539	392	37.5%	921	589	56.4%
Changes in the fair value of agricultural produce after harvest	21	123	-82.9%	-77	114	-
Gross profit	5,578	947	489.0%	11,093	1,564	609.3%
Gain from disposal of investment property	84	638	-86.8%	103	1,022	-89.9%
Gain from disposal of farmlands	-1	-	-	72	-	-
General and administrative expenses	-997	-205	386.3%	-2,019	-399	406.0%
Selling expenses	-3,573	-137	2508.0%	-7,004	-284	2366.2%
Other operating results, net	-94	155	-	-115	166	-
Management fees	-104	-	-	-104	-	-
Profit from Operations	893	1,398	-36.1%	2,026	2,069	-2.1%
Share of loss / (profit) of associates and joint ventures	-47	94	-	-102	-403	-74.7%
Profit from operations before financing and taxation	846	1,492	-43.3%	1,924	1,666	15.5%
Financial results, net	-1,307	-2,500	-47.7%	-2,872	-2,947	-2.5%
Loss before income tax	-461	-1,008	-54.3%	-948	-1,281	-26.0%
Income tax	523	78	570.5%	495	-11	-
Profit / (loss) for the period from continuing operations	62	-930	-	-453	-1,292	-64.9%
Profit from discontinued operations after income tax	4,631	-	-	4,273	-	-
Profit / (loss) for the period	4,693	-930	-	3,820	-1,292	-

Attributable to:
Cresud’s Shareholders	1,404	-480	-	919	-771	-
Non-controlling interest	3,289	-450	-	2,901	-521	-

1

The Company’s consolidated results reflect in all lines the material accounting impact of the consolidation of the investment made by our subsidiary IRSA Inversiones y Representaciones S.A. in the Israeli holding company IDB Development Corporation since IIQ16. Revenues and profits from operations for the first 6 months of 2017 reached ARS 38,696 million and ARS 2,026 million, respectively. In turn, the Company recorded net income of ARS 3,820 million (ARS 919 million attributable to CRESUD’s shareholders) for the 6-month period of 2017, mainly explained by the results delivered by the operations center in Israel of our urban subsidiary IRSA Inversiones y Representaciones S.A., reflecting the sale of the agrochemical company Adama and the increase in the listing price of Clal Insurance company, recorded at fair value.

Description of Operations by Segment
	6M 2017					6M 2016
		Urban Properties and Investments
	Agricultural	Argentina	Israel	Subtotal	Total	Agricultural	Urban	Total	YoY Var
Revenues	1,969	2,085	34,021	36,106	38,075	1,294	1,586	2,880	1222.0%
Costs	(2,614)	(496)	(24,700)	(25,196)	(27,810)	(1,623)	(383)	(2,006)	1286.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	931	-	-	-	931	590	-	590	57.8%
Changes in the fair value of agricultural produce after harvest	(77)	-	-	-	(77)	114	-	114	-
Gross profit	209	1,589	9,321	10,910	11,119	375	1,203	1,578	604.6%
Gain from disposal of investment property	-	84	19	103	103	-	1,022	1,022	-89.9%
Gain from disposal of farmlands	72	-	-	-	72	-	-	-	-
General and administrative expenses	(190)	(338)	(1,500)	(1,838)	(2,028)	(127)	(277)	(404)	402.0%
Selling expenses	(257)	(185)	(6,566)	(6,751)	(7,008)	(166)	(121)	(287)	2341.8%
Management Fees	-	(48)	(56)	(104)	(104)	-	-	-	-
Gain from business combinations	-	-		-	-	-	-	-	-
Other operating results, net	8	(18)	(99)	(117)	(109)	45	123	168	-
(Loss) / profit from operations	(158)	1,084	1,119	2,203	2,045	127	1,950	2,077	-1.5%
Share of profit / (loss) of associates	1	(92)	(6)	(98)	(97)	4	(403)	(399)	-75.7%
Segment (loss) / profit	(157)	992	1,113	2,105	1,948	131	1,547	1,678	16.1%

2

Agricultural Business
Period Summary
The 2017 season has been developing under the “El Niño” pattern in Argentina, with above-average rainfall rates. As of the date, we are finishing the planting stage of the area planned for this season, and we increased the area leased to third parties by 47% as compared to the previous season. Moreover, we expect sustained commodity prices for this season.

As concerns land development and sale of farmlands, during this season we increased the area under development as compared to the previous seasons, in light of the more favorable macroeconomic conditions, while we also managed to consummate the sale of two farms comprising 2,615 hectares intended for agriculture in the Province of La Pampa (Argentina) for USD 6 million during the first quarter of 2017.
Our Portfolio
Our portfolio is composed of 296,564 hectares in operation and 455,290 hectares of land reserves distributed among 4 countries in the region: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares (*)
(Own and under Concession)

	Productive Lands		Land Reserves
	Agricultural	Cattle / Milk	Under Development	Reserved	Total
Argentina	64,685	160,799 (**)	2,172	328,031	555,687
Brazil	35,989	14,258	13,539	60,358	124,144
Bolivia	11,406	-	-	1,127	12,533
Paraguay	7,261	2,167	1,553	48,509	59,490
Total	119,341	177,224	17,264	438,025	751,854
(*) Includes Brazil, Paraguay, Agro-Uranga at 35.723% and 132,000 hectares under concession. (**) Includes 85,000 hectares intended for sheep breeding.

Agricultural Segment Income
I)
Land Development, Transformation and Sales
We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling farms based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock explotation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.
During the first quarter of fiscal year 2017 we sold “El Invierno” and “La Esperanza” farms comprising 2,615 hectares intended for agriculture, located in the district of “Rancul”, Province of La Pampa. The total transaction amount was USD 6 million (USD 2,294/hectare). These farms were valued at approximately ARS 13.5 million. For such reason, profit from operations of this segment was ARS 66 million, and consequently, income from this segment increased ARS 70 million as compared to the same period of the previous fiscal year. No sales of farmlands were closed in the second quarter of this fiscal year.

3

In millions of Argentine Pesos	IIQ 2017	IIQ 2016	YoY Var	6M17	6M16	YoY Var
Revenues	-	-		-	-	-
Costs	(2)	(2)	29.8%	(5)	(4)	25.0%
Gross loss	(2)	(2)	29.8%	(5)	(4)	25.0%
(Loss) / gain from disposal of farmlands	(1)	-	-	72	-	-
(Loss) / profit from operations	(2)	(2)	(29.9%)	66	(5)	-
Segment (loss) / profit	(2)	(2)	(29.9%)	66	(5)	-

Area under Development (hectares)	Developed in 2015/2016	Projected for 2016/2017
Argentina*	3,234	2,172
Brazil	3,638	9,601
Paraguay	1,364	1,553
Total	8,236	13,326
*2016/2017: Corresponds to Phase II transformation hectares.

>
During this season we expect to transform 13,326 hectares in the region: 9,601 hectares in Brazil; 1,553 hectares in Paraguay; and 2,172 hectares in Argentina. We increased the area under development compared with the figures announced at the start of the season due to the improvement in operating margins during this year, after the changes implemented by the government in the agricultural industry and the lower development costs in dollars.

4

II)
Agricultural Production
II.a) Crops and Sugarcane
Crops

In millions of Argentine Pesos	IIQ 2017	IIQ 2016	YoY Var	6M17	6M16	YoY Var
Revenues	257	192	33.9%	644	462	39.4%
Costs	(608)	(375)	62.1%	(1,131)	(683)	65.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	395	218	81.2%	586	316	85.4%
Changes in the fair value of agricultural produce after harvest	21	123	(82.9%)	(77)	114	-
Gross profit	65	158	(58.9%)	22	209	(89.5%)
General and administrative expenses	(53)	(34)	55.9%	(99)	(71)	39.4%
Selling expenses	(78)	(43)	81.4%	(169)	(106)	59.4%
Other operating results, net	(30)	22	-	15	45	(66.7%)
(Loss) / profit from operations	(96)	103	-	(231)	77	-
Share of profit of associates	9	6	50.0%	4	6	(33.3%)
Segment (loss) / profit	(87)	109	-	(227)	83	-

Sugarcane

In millions of Argentine Pesos	IIQ 2017	IIQ 2016	YoY Var	6M17	6M16	YoY Var
Revenues	73	67	9.0%	235	169	39.1%
Costs	(111)	(122)	(9.0%)	(357)	(268)	33.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	63	73	(13.7%)	175	137	27.7%
Changes in the fair value of agricultural produce after harvest	-	-	-	-	-	-
Gross profit	25	18	38.9%	53	38	39.5%
General and administrative expenses	(10)	(7)	42.9%	(21)	(13)	61.5%
Selling expenses	-	(1)	(100.0%)	(3)	(4)	(25.0%)
Other operating results, net	(2)	1	-	(6)	1	-
Profit from operations	13	11	18.2%	23	22	4.5%
Share of profit / (loss) of associates and joint ventures	-	-	-	-	-	-
Segment profit	13	11	18.2%	23	22	4.5%
Operations

Production Volume (1)	6M17	6M16	6M15	6M14	6M13
Corn	227,042	174,105	222,456	79,336	86,378
Soybean	4,649	12,064	18,464	14,269	11,787
Wheat	29,360	14,798	15,650	11,875	3,878
Sorghum	732	448	1,335	3,789	5,078
Sunflower	55	-	785	-	288
Others	2,150	5,284	2,716	1,283	4,033
Total Crops (tons)	263,988	206,699	261,406	110,552	111,442
Sugarcane (tons)	554,260	877,396	673,575	477,235	806,102

 (1) Includes BrasilAgro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

5

Volume of	6M17			6M16			6M15			6M14			6M13
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	196.1	-	196.1	93.7	37.9	131.6	219.8	-	219.8	149.1	-	149.1	124.1	37.8	161.9
Soybean	53.1	-	53.1	86.9	8.5	95.4	76.4	14.2	91.6	63.9	3.0	66.9	30.3	4.6	34.9
Wheat	1.2	1.0	2.2	6.2	28.9	35.1	3.3	-	3.3	3.7	-	3.7	7.5	-	7.5
Sorghum	0.7	-	0.7	0.3	-	0.3	0.6	-	1.6	3.2	-	3.2	4.0	-	4.0
Sunflower	0.6	-	0.6	4.7	-	4.7	1.8	-	1.8	5.8	-	5.8	2.2	-	2.2
Others	2.1	-	2.1	2.7	-	2.7	0.7	-	0.7	5.6	-	5.6	10.3	-	10.3
Total Crops (thousands of tons)	253.8	1.0	254.8	194.5	75.3	269.8	302.6	14.2	316.8	231.3	3.0	234.3	178.4	42.4	220.8
Sugarcane (thousands of tons)	554.1	-	554.1	827.3	-	827.3	680.4	-	680.4	540.5	-	540.5	888.6	-	888.6
D.M.: Domestic market
F.M.: Foreign market
(1) Includes BrasilAgro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

>
Income from the Crops segment decreased by ARS 310 million, from an income of ARS 83 million during IIQ16 to a loss of ARS 227 million in IIQ17, mainly due to:
o
A loss of ARS 141 million, originated mainly in Argentina as a result of the pullback in corn and soybean prices throughout the first half of 2017 after the peak recorded in the first half of 2016, reflected in sale and holding results, compared to
o
ARS 102.9 million in income from the general rise in prices experienced toward the end of the first half of 2016, due to the elimination/reduction of withholding taxes on agriculture and the sharp devaluation of the peso against the dollar.

>
The Sugarcane segment’s income was similar to the one recorded in the first half of fiscal year 2016, due to higher revenues from sales and output posted in Brazil and higher general and management expenses, reflecting by the variation in the exchange rate.

Area in Operation - Crops (hectares) 1	As of 12/31/16	As of 12/31/15	YoY Var
Own farms	103,357	113,180	(8.7%)
Leased farms	60,168	33,129	81.6%
Farms under concession	22,574	24,602	(8.2%)
Own farms leased to third parties	7,651	2,373	222.4%
Total Area Assigned to Crop Production	193,750	173,284	11.8%
 (1) Includes AgroUranga, Brazil and Paraguay.

6

The area in operation assigned to the crop segment increased by 11.8% as compared to the same period of the previous fiscal year, mainly due to the larger area of leased farms and own farms leased to third parties.
II.b) Cattle and Dairy Production
During this season we started raising cattle in Brazil, in addition to our cattle operations in Argentina and Paraguay.

Production Volume (1)	6M17	6M16	6M15	6M14	6M13
Cattle herd (tons)	4,448	3,717	4,124	3,676	3,748
Milking cows (tons)	258	311	227	276	238
Cattle (tons)	4,706	4,028	4,351	3,952	3,986
Milk (thousands of liters)	7,971	9,082	9,129	10,129	9,450

 (1) Includes Carnes Pampeanas and CRESCA at 50%.

Volume of	6M17			6M16			6M15			6M14			6M13
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Cattle herd	4.3	-	4.3	5.7	-	5.7	6.2	-	6.2	7.2	-	7.2	4.3	-	4.3
Milking cows	0.7	-	0.7	0.3	-	0.3	0.3	-	0.3	0.2	-	0.2	0.2	-	0.2
Cattle (thousands of tons)	5.0	-	5.0	6.0	-	6.0	6.5	-	6.5	7.4	-	7.4	4.5	-	4.5
Milk (millions of liters)	7.6	-	7.6	8.7	-	8.7	8.8	-	8.8	9.9	-	9.9	9.1	-	9.1

D.M.: Domestic market
F.M.: Foreign market (1) Includes CRESCA at 50%.

Cattle
In millions of Argentine Pesos	IIQ 2017	IIQ 2016	YoY Var	6M17	6M16	YoY Var
Revenues	72	60	20.1%	133	118	12.7%
Costs	(117)	(75)	55.4%	(222)	(154)	44.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce	66	76	-13.0%	125	104	20.2%
Changes in the fair value of agricultural produce	-	-	-	-	-	-
Gross profit	21	61	-65.5%	36	68	-47.1%
(Loss) / profit from operations	(4)	46	-	(12)	38	-
Segment (loss) / profit	(4)	46	-	(12)	38	-

During the quarter under review, we posted lower results by approximately ARS 51 million as compared to those recorded in IIQ16. The main reason for the decrease was the rise in production costs and lower holding results in Argentina, and the commencement of operations in Brazil, where no production income has been recorded yet.

7

Area in operation – Cattle (hectares) (1)	As of 12/31/16	As of 12/31/15	YoY Var
Own farms	88,430	71,938	22.9%
Leased farms	12,635	12,635	-
Farms under concession	1,451	820	77.0%
Own farms leased to third parties	70	6,023	(98.8%)
Total Area Assigned to Cattle Production	102,586	91,416	12.2%
(1) Includes AgroUranga, Brazil and Paraguay.

>
The area of farms assigned to cattle production has increased, mainly as a result of the larger number of hectares in Brazil allocated to this activity (14,258 hectares) offset by a reduction in the hectares leased to third parties.

Stock of Cattle Herds	As of 12/31/16	As of 12/31/15
Breeding stock	68,865	54,354
Winter grazing stock	12,175	12,545
Milk farm stock	4,060	5,473
Total Stock (heads)	85,100	72,372

Dairy
In millions of Argentine Pesos	IIQ 2017	IIQ 2016	YoY Var	6M17	6M16	YoY Var
Revenues	30.6	13.5	126.8%	51.0	31.0	64.5%
Costs	(50.7)	(29.4)	72.5%	(93.0)	(63.0)	47.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-	-	-	-	-	-
Gross profit	2.5	1.1	129.9%	3.0	1.0	200.0%
Loss from operations	(1.7)	(1.2)	33.2%	(4.0)	(4.0)	0.0%
Segment loss	(1.7)	(1.2)	33.2%	(4.0)	(4.0)	0.0%

As concerns our dairy business in Argentina, we recorded a similar loss to that of the same quarter of 2016 in a scenario of rising milk prices, lower production due to a smaller herd, consequent productivity, and rising production costs.

Milk Production	12/31/2016	12/31/2015
Daily average milking cows (heads)	1,774	1,987
Milk Production / Milking Cow / Day (liters)	24.42	24.86

8

Area in Operation – Dairy (hectares)	As of 12/31/16	As of 12/31/15	YoY Var
Own farms	2,273	2,273	-

>
We perform our milking business in El Tigre farm.

III: Other Segments
Under “Others” we include the results from Agricultural Rental and Services, Agro-industrial Activities and our investment in FyO.

●
The “Others” segment recorded an income of ARS 3 million in the six-month period of 2017, mostly explained by a higher loss in our agroindustrial business developed in our meat packing plant in La Pampa recorded compensated by the results of our subsidiary Futuros y Opciones, which is mainly engaged in the trading of crops and sale of inputs. Futuros y Opciones recorded an income of ARS 36 million reflecting the upsurge in the grain consignment business, the recovery of the input business as growers opted not to invest in technology during the previous year, and a higher turnover from the brokerage business hand in hand with a more competitive exchange rate than in the past year. In contrast,

1

9

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)
We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2016, our equity interest in IRSA was 63.38% over stock capital (63.77% considering repurchased treasury stock).

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

The following information has been extracted from the financial statements of our controlled company IRSA as of December 31, 2016:

In millions of Argentine Pesos	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues	18,144	1,195	1418.3%	36,831	2,164	1602.0%
Profit from operations	1,141	1,223	-6.7%	2,288	1,948	17.5%
Depreciation and amortization	1,492	51	2825.5%	2,901	106	2636.8%
EBITDA	2,633	1,275	106.5%	5,189	2,054	152.6%
Profit / (loss) for the period	4,979	-596	-	4,197	-910	-
Attributable to equity holders of the parent	2,644	-213	-	2,067	-487	-
Attributable to non-controlling interest	2,335	-383	-	2,130	-423	-

Operations Center in Argentina
IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina and abroad, including:

>
The acquisition, development and operation of shopping centers and offices, through its interest of 94.61% in IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A.), one of Argentina’s leading operators of commercial real estate with a controlling interest in 16 shopping centers and 6 office buildings totaling 416,000 sqm of Gross Leaseable Area (337,000 in shopping centers and 79,000 in offices).
>
The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.
>
The acquisition and operation of luxury hotels.
>
Selective investments outside Argentina.
>
Financial investments, including IRSA’s current 29.91% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.
>
International investments, including a 49% interest in the Lipstick Building in New York and 49% of the voting rights in the Condor Hospitality Trust hotel REIT (NASDAQ: CDOR).

10

As concerns the shopping centers’ segment, during the first six months of fiscal year 2017, our tenants’ sales reached ARS 17,815.5 million, 19.9% higher than in the same period of 2016, although recording a deceleration as compared to the preceding quarters, reflecting the fall in spending that has been observed in the past months. Our portfolio’s leasable area increased by approximately 2,300 square meters, mainly explained by the completion of the second expansion stage at Distrito Arcos and the addition of significant tenants such as Megatlon, Farmacity, Akiabara, Stock Center and Mishka. The occupancy rate stood at optimum levels of 98.4%, reflecting the quality of our portfolio.
As concerns the offices’ segment, during the first six months of fiscal year 2017, revenues from the offices segment increased 49.7% as compared to the same period of 2016, mainly explained by the depreciation of the peso vis-à-vis the dollar. EBITDA from this segment grew 93.1% in the first six months of fiscal year 2017 compared to the same period of 2016, principally explained by the increase in revenues and the gain resulting from the business combination of Entertainment Holding S.A. (which is indirect holder of 35% of La Rural S.A., the company that runs the exhibition center known as Predio Ferial de Palermo in the City of Buenos Aires) with our subsidiary IRSA Propiedades Comerciales
As concerns the sales and developments segment, for the six-month period of fiscal year 2017, EBITDA from the Sales and Developments segment was negative for ARS 48 million as compared to EBITDA for ARS 937 million during the first six months of 2016, in which higher gains from disposal of investment property had been recorded. While 1,795 sqm in the Intercontinental Plaza office building were sold in the first half of FY 2017, 1,761 sqm in the Maipú 1300 building, 5,963 sqm in the Intercontinental Plaza building, the Isla Sirgadero plot, and the entire Dique IV office building located in Puerto Madero, had been sold in the first half of FY 2016.

Operations Center in Israel

As of December 31. 2016, the investment made in IDBD amounted to USD 515 million and IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital. Moreover, IRSA holds 8.8% of the stock capital of Discount Investment Corporation S.A. (“DIC”).

11

Operating Results – In millions of Argentine Pesos

	September 30, 2016 (for the period 04.01 through 09.30)
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total
Revenues	2,484	23,476	7,863	-	198	34,021
Costs	-1,700	-17,544	-5,356	-	-100	-24,700
Gross profit	784	5,932	2,507	-	98	9,321
Gain from disposal of investment property	-	-	-	-	19	19
General and administrative expenses	-130	-302	-761	-	-307	-1,500
Selling expenses	-47	-4,811	-1,679	-	-29	-6,566
Management Fees	-23	-31	-2	-	-	-56
Other operating results, net	-	-31	-19	-	-49	-99
Profit / (loss) from operations	584	757	46	-	-268	1,119
Share of profit / (loss) of associates and joint ventures	-114	-	-	-	108	-6
Segment profit / (loss)	470	757	46	-	-160	1,113

Operating assets	62,361	32,467	28,415	6,143	23,160	152,446
Operating liabilities	51,209	25,944	22,529	-	32,836	132,518
Operating assets / (liabilities), net	11,152	6,523	5,886	6,143	-9,776	19,928

The revenues and operating income from the Real Estate segment through the subsidiary Property & Building (“PBC”) reached ARS 2,484 million and ARS 607 million, respectively, during the consolidated six months (April 1, 2016 to September 30, 2016). During this period, there was an increase in rental income and occupancy rates from PBC’s investment property.
The Supermarkets segment, through Shufersal, recorded revenues of ARS 23,476 million for the period, mainly due to an increase in revenues from the retail segment, offset by a slight decrease in revenues from the real estate segment. Same-store sales keep rising. Operating income from this segment reached ARS 788 million.
The Telecommunications segment, operated by Cellcom, recorded revenues of ARS 7,863 million. There was a decrease in revenues in both revenues from services and revenues from handsets. The reduction in revenues from services under review mainly reflected lower revenues from cell telephone services due to the continued erosion of the price of these services as a result of stronger competition in the cell telephone market and lower revenues from international call services. The reduction in the revenues from handsets was mainly due to the reduction in the number of cell phones sold. Operating income was ARS 48 million.
The Others segment recorded revenues for ARS 198 million, and an operating loss of ARS 268 million.

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The valuation of Clal’s shares was ARS 6,143 million (USD 386 million) as of December 31, 2016, a 21% increase in dollars compared to September 30, 2016.

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Financial Indebtedness and Other
The following tables contain a breakdown of company’s indebtedness:
Agricultural Business

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	7.5	Floating	< 30 days
Banco Ciudad Loan	USD	13.0	Libor 180 days + 300 bps; floor: 6%	18-Jan-22
Banco de la Pampa Loan	ARS	0.4	floating [10.5% ; 14.5%]	03-Jul-17
Cresud 2018 Non-Convertible Notes, Series XIV (2)	USD	32.0	1.500%	22-May-18
Cresud 2018 Non-Convertible Notes, Series XVI (3)	USD	109.1	1.500%	19-Nov-18
Cresud 2019 Non-Convertible Notes, Series XVIII (4)	USD	33.7	4.00%	12-Sep-19
Cresud 2017 Non-Convertible Notes, Series XX (5)	USD	18.2	2.50%	13-Mar-17
Cresud 2017 Non-Convertible Notes, Series XXI	ARS	12.1	27.5% / Badlar + 375 bps	01-Feb-17
Cresud 2019 Non-Convertible Notes, Series XXII (6)	USD	22.7	4.50%	12-Aug-19
Banco de la Provincia de Buenos Aires loan	USD	2.0	2.50%	23-May -16
Banco de la Provincia de Buenos Aires loan	USD	18.0	2.75%	27-Apr -16
Santander Río loan	USD	40.0	5.60%	30-Jun-31
Banco Supervielle loan	USD	3.0	2.5%	27-Jun -17
Bolivia Loan	BOB	0.4	6.00%	20-Jun-16
CRESUD’s Total Debt		312.1
Brasilagro’s Total Debt		18.7
(2) USD 1.6 million were repurchased.
(3) USD 8.8 million were repurchased.
(4) USD 1.1 million were repurchased.
(5) USD 4.0 million were repurchased.
(6) USD 1.0 million were repurchased.

Urban and Investments Business

Operations Center in Argentina

Financial Debt as of December 31, 2016:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank Overdrafts	ARS	13.9	Floating	< 360 days
IRSA 2020 Non-Convertible Notes, Series II	USD	71.4	11.50%	Jul-20
Series VI Non-Convertible Notes	ARS	0.7	Badlar + 450 bps	Feb-17
Series VII Non-Convertible Notes	ARS	24.2	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	sep-19
Loans (2)	USD	28.0	Floating	Jun-17
Other loans		0.2
IRSA’s Total Debt		322.9
IRSA’s Cash & Cash Equivalents + Investments (3)	USD	10.1
IRSA’s Net Debt	USD	312.8
Bank Overdrafts	ARS	7.0	Floating	< 360 days
IRCP Series I Non-Convertible Notes	ARS	25.6	26.5% / Badlar + 400 bps	May-17
IRSA CP Series II Non-Convertible Notes	USD	360.0	8.75%	Mar-23
Other loans	ARS	0.3	-	-
IRSA CP’s Total Debt		392.9
IRSA CP’s Cash & Cash Equivalents + Investments (4)	USD	193.2
IRSA CP’s Net Debt	USD	199.7

(1) Principal amount in USD (million) at an exchange rate of ARS 15.89/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Corresponds to a loan from IRSA CP.
(3) “Cash & Cash Equivalents plus Investments, IRSA” includes Cash & Cash Equivalents, IRSA + Investments in current and non-current financial assets, IRSA.
(4) “Cash & Cash Equivalents plus Investments, IRSA CP” includes Cash & Cash Equivalents, IRSA CP + Investments in current financial assets plus a loan from its controlling company IRSA Inversiones y Representaciones S.A.

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Operations Center in Israel

Financial Debt as of September 30, 2016:

Indebtedness	Amount (1)
IDBD’s Total Debt	809
DIC’s Total Debt	1201
Shufersal’s Total Debt	659
Cellcom’s Total Debt	1097
PBC’s Total Debt	2477
Others’ Total Debt (2)	2

(1) Principal amount in USD (million) at an exchange rate of 3.7464 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.
(2) Includes IDB Tourism, Bartan and IDBG.

Comparative Summary Consolidated Balance Sheet Data

In millions of Argentine Pesos	Dec-16	Dec-15	Dec-14	Dec-13	Dec-12
Current assets	61,484	47,846	4,151	3,177	2,428
Non-current assets	113,100	92,755	10,488	10,676	9,149
Total assets	174,584	140,601	14,639	13,853	11,577
Current liabilities	43,729	39,102	4,469	3,245	2,582
Non-current liabilities	109,503	93,999	6,555	6,158	4,150
Total liabilities	153,232	133,101	11,024	9,403	6,732
Third party interest (or non-controlling interest)	19,054	6,015	2,110	2,221	2,291
Shareholders’ equity	21,352	7,500	3,615	4,450	4,845
Total liabilities plus third party interests (or non-controlling interest) plus Shareholders’ Equity	174,584	140,601	14,639	13,853	11,577

Comparative Summary Consolidated Income Statement Data

In millions of Argentine Pesos	6MFY2017	6MFY2016	6MFY2015	6MFY2014	6MFY2013
Gross profit	11,093	1,564	1,129	788	649
Profit from operations	2,026	2,069	1,470	385	557
Share of (loss) / profit of associates and joint ventures	-102	-403	-674	48	13
Profit from operations before financing and taxation	1,924	1,666	796	433	569
Financial results, net	-2,872	-2,947	-690	-958	-359
(Loss) / profit before income tax	-948	-1,281	106	-525	210
Income Tax	495	-11	-270	170	-34
(Loss) / profit for the period from continuing operations	-453	-1,292	-164	-355	177
Profit for the period from discontinued operations after income tax	4,273	-	-	-	-
Profit / (loss) for the period	3,820	-1,292	-164	-355	177
Equity holders of the parent	919	-771	-216	-323	61
Non-controlling interest	2,901	-521	52	-23	116

Profit / (loss) for the period	3,820	-1,292	-164	-355	-177
Other comprehensive income / (loss) for the period (1)	1,410	2,385	-372	330	122
Total comprehensive income / (loss) for the period	5,230	1,093	-536	-25	299
Equity holders of the parent	1,347	-332	-400	-163	118
Non-controlling interest	3,883	1,425	-136	138	181
(1) Corresponds to translation differences

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Comparative Summary Consolidated Cash Flow Statement Data

In millions of Argentine Pesos	6MFY2017	6MFY2016	6MFY2015	6MFY2014	6MFY2013
Net cash generated by operating activities	4,627	274	494	422	380
Net cash generated by / (used in) investing activities	2,346	-895	1,153	-1,097	-254
Net cash generated by / (used in) financing activities	2,255	962	-1,266	74	-77
Total cash generated by or used during the year / period	9,228	341	381	-601	49

Ratios

In millions of Argentine Pesos	Dec-16	Dec-15	Dec-14	Dec-13	Dec-12
Liquidity (1)	1.406	1.224	0.929	0.979	0.940
Solvency (2)	0.139	0.056	0.328	0.473	0.720
Restricted assets (3)	0.648	0.660	0.716	0.771	0.790
Profitability (only annual) (4)	-2.12%	-17.23%	-0.045	-0.080	0.037

(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets
(4) Net income / (loss) (excluding Other Comprehensive Income / (Loss)) / Total Average Shareholders’ Equity

15

Material and Subsequent Events

General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2016, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting was held, which resolved upon with the following matters, among others:

Update on shared services agreement report.

Approval of sums paid as personal asset tax levied on the shareholders.

Renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the global note program.

Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.

Approval of special merger balance sheet of AGRO MANAGERS S.A.

Distribution of treasury shares.

Agreement for the sale of real estate or shares of Cresca S.A.
On October 5, 2016, our subsidiary Brasilagro and Carlos Casado executed an agreement whereby they proposed to offer for sale for the term of 120 days all the real estate owned by Cresca for a price of not less than USD 120 million or 100% of Cresca’s outstanding shares. The real estate and shares will be offered for a term of 120 calendar days after the execution date. If a proposal for the shares is received, the fair value of the rest of the assets (less the liabilities) will be added to the above mentioned price. Moreover, if no sale is made upon expiration of the term, the parties irrevocably promise to take all such actions and carry out all such proceedings as necessary for implementing the division of the Company’s assets into two equivalent portions.

Distribution of treasury shares
On November 3, 2016, Cresud’s Board of Directors resolved to distribute ratably among the shareholders who were registered as such as of November 16, 2016, 3,833,352 treasury shares, equivalent to 0.00774216906 per share and 0.76415967% of the stock capital amounting to $501,642,804, and 0.774216906% of the stock capital net of treasury shares, effective November 17, 2016.

Purchase of farm by our subsidiary Brasilagro
On February 7, 2017, Brasilagro – Companhia Brasileira de Propriedades Agrícolas, controlled by the Company, executed a purchase and lease agreement, including crop sharing provisions, in respect of a rural property located in the municipal district of São Raimundo das Mangabeiras, in the State of Maranhão.

The purchase agreement is for 17,566 hectares, 10,000 of which are developed and productive lands to be used for agriculture. The remaining 7,566 hectares are permanent preservation areas and land reserves protected by law. The purchase price was R$ 100.0 million (R$ 10,000 per productive hectare), and will be fully paid upon satisfaction by the sellers of certain conditions precedent.

The lease is for 15,000 hectares of arable, developed lands, mostly consisting of sugarcane crops. The agreement’s term is 15 years, renewable for 15 additional years.

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Prospects for the next fiscal year
The 2017 crop season has been developing under the “El Niño” pattern in Argentina, with above-average rainfall rates. To date, we have planted almost all the area planned for this season, and we increased the area leased to third parties by 47% as compared to the previous season. We expect sustained commodity prices for this season.

In Argentina, we expect stable prices for cattle after the significant appreciation seen in the past year, which encouraged the Company to sell cattle, delivering good holding results. We expect satisfactory production figures and constrained costs for the rest of the 2017 season, while we plan to continue working efficiently towards reaching the highest operating margins possible. In the case of our “El Tigre” dairy facility, where we have consolidated all our milk production, we are following our strategy consisting in the selective sale of milking cows and keeping the more productive herd. The milk business suffered a highly depressed price scenario during the first half of 2016, but started to recover towards the second half, and has begun to stabilize since then. Productivity stood at high levels, as we had no production in the dairy region that was severely affected by the floods, causing milk supply in Argentina to dwindle.

In connection with our meat packing plant, which we hold through our interest in Carnes Pampeanas, we trust that the margin improvement initiatives implemented in the plant will reap fruits as the business context improves, hand in hand with the opening up of the Argentine beef markets abroad and the government’s policies against informality in the dairy industry.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil. Although in the past years our land transformation activities developed at a slower pace than historically due to the high development costs and production profitability conditions, the current macroeconomic conditions are more favorable, and we expect to be able to resume our historic levels at lower transformation costs.

We remain watchful of sale opportunities that may arise and we will continue to dispose of those farms that have reached their highest degree of appreciation, whilst continuing to analyze purchase opportunities in other countries of the region with the objective to put together a regional portfolio with major development and appreciation potential.

Our urban subsidiary IRSA Inversiones y Representaciones S.A. keeps recording sound results in its various business lines. Prospects are positive, as the company has a large reserve of lands intended for future shopping center, office, and mixed-use developments in an industry scenario with high growth potential. Moreover, as concerns the investment in the Israeli company IDBD, this company has sold assets for very competitive prices; its indebtedness level has been significantly reduced and a strategy intended to improve operating margins in each of its business units has been launched.

We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market, much more so considering that our main task is to produce food for a growing and demanding world population.

17